Form 10-K, Exhibit 13
period 2008-06-30
WILLIAM PENN BANCORP INC
filed 2008-10-10
CIK 1420821

WILLIAM PENN

BANCORP, INC.

2008 ANNUAL REPORT

WILLIAM PENN BANCORP, INC.

2008 ANNUAL REPORT

TABLE OF CONTENTS

Page

Letter to Shareholders	1

Corporate Profile	3

Stock Market Information	3

Selected Consolidated Financial Data	4

Management’s Discussion and Analysis

of Financial Condition and Results of Operations	5

Report of Independent Registered Public Accounting Firm	F-1

Consolidated Financial Statements	F-2

Notes to Consolidated Financial Statements	F-6

Corporate Information	Inside Back Cover

William Penn Bancorp, Inc.

8150 Route 13

Levittown, PA 19057

Dear Fellow Stockholders:

On behalf of the Board of Directors, Management, and Employees of William Penn Bancorp. Inc. and subsidiaries we are pleased to present our first Annual Report to Stockholders.

On April 15, 2008 we completed the sale of stock in our initial public offering (IPO) in connection with our Mutual Holding Company conversion. After 137 years as a mutual institution, the ownership of William Penn Bank, FSB is now held by this corporation. We sold just over 1,000,000 shares of stock to public shareholders, representing a 28% ownership interest in the corporation.

What an amazing time to become a public financial company! At the time I am writing this letter our legislators in Washington, DC, with the assistance of the Chairman of the Federal Reserve and the Secretary of the Treasury, are deliberating the merits and details of a US Treasury rescue of Wall Street. This was brought about by an amazing turn of events that were inconceivable to us at the time of our conversion, just a few months ago. Financial companies, which were household names for generations, are gone or transformed through bankruptcy, merger, or conversion. The Dow Jones US Financials Index has declined more than 58% from its highs of less than one year ago. Given this environment, we are very pleased to relate that our stock price is nearly 40% higher than its price in the IPO.

The Return on Average Assets of only 0.10% and the Return on Average Equity of only 0.78% for the fiscal year ended June 30, 2008 are far more disappointing if one fails to consider the effects of extraordinary, nonrecurring items reflected in that income statement. We incurred an expense of $1,524,000 in December 2007 as the result of a penalty we paid the Federal Home Loan Bank to restructure our borrowed money. The lower rate we will be paying on these borrowings going forward will enhance future profitability. Other large one-time expenses included $814,000 in charitable contribution expense related to the funding of the William Penn Community Foundation and $214,000 in expenses related to the termination of our defined benefit plan. Absent these unusual items in the June 30, 2008 fiscal year, our income statements would have shown improvement over the prior year. I owe a great debt of gratitude to the fabulous people I work with every day at the bank who are the cause of our operating results.

Substandard Loans were $2,516,000 on June 30, 2007 and increased to $2,989,000 as June 30, 2008. We believe that the Allowance for Loan Losses already established is adequate to cover potential losses in our portfolio in the current economic environment. We do not own a single parcel of real estate as the result of loan default or foreclosure and have not had any during the past four years. Our historic loan losses would be considered minimal by any objective standards. We own no investments or securities that are below investment grade. We have no investments in Agency Preferred Stock, troubled mutual funds, CDO’s, subprime loans, or some of other assets that have become so problematic for other financial institutions. I thank the members of our Board of Directors for their meticulous oversight of our loan approval process and asset quality. They have steered us away from many of the banking industry’s perils.

Our financial success is and always will be dependent on the level of market interest rates, the shape of the yield curve, and stability in the real estate markets. I would not dare to act as if I could accurately prognosticate about anything in the financial world at this time. I believe that the strategic planning we did in connection with the conversion process has been overshadowed by the incredible financial events that have occurred since that time. I believe that a defensive and reactive posture may be prudent now. I can assure you that we will not become reckless in the pursuit of growth. We will continue to run a careful and viable institution, serving our community and our customers who collectively remain the great majority owners of this corporation.

I wish you all the best and extend my personal thanks for your confidence in our company.

Sincerely,

/s/ Charles Corcoran

Charles Corcoran
President

CORPORATE PROFILE

William Penn Bancorp, Inc. was organized by William Penn Bank, FSB to become its mid-tier holding company upon completion of its reorganization from the mutual to the mutual holding company structure. As part of the reorganization, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares purchased by the Bank’s Employee Stock Ownership Plan with funds borrowed from the Company) and issued 2,548,713 shares to William Penn, MHC. In addition, the Company contributed 67,022 shares to the William Penn Bank Community Foundation.

William Penn Bank, FSB conducts a traditional community bank operation, offering retail banking services, one- to four-family mortgage loans, multi-family, commercial and other real estate mortgage loans, construction loans, automobile loans, second mortgage loans and other consumer loans. William Penn Bank, FSB operates from its main office in Levittown, Pennsylvania and branch offices in Morrisville and Richboro, Pennsylvania. William Penn Bank, FSB maintains a website at www.willpenn.com.

Our executive offices are located at 8150 Route 13, Levittown, Pennsylvania 19057 and our main telephone number is (215) 945-1200.

STOCK MARKET INFORMATION

The Company’s common stock commenced trading on the OTC Bulletin Board under the symbol “WMPN” on April 16, 2008. The following table reflects the high and low bid prices for William Penn Bancorp, Inc. as reported on the OTC Bulletin Board since the commencement of trading. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Company has not paid any dividends on the common stock. The Company’s ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low

June 30, 2008	$14.30	$11.00

At June 30, 2008, there were 3,641,018 shares of the Company’s common stock outstanding, including 2,548,713 shares held by William Penn, MHC, and approximately 341stockholders of record. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year
	Ended June 30,
	2008	2007	2006
		(as restated)	(as restated)
	(Dollars in thousands except per share data)

Balance Sheet Data:
Assets	$282,133	$268,830	$262,349
Loans receivable, net	197,025	180,204	181,012
Cash and amounts due from banks and interest- bearing time deposits	12,370	17,647	10,277
Securities available for sale	5	25	1,615
Securities held to maturity	63,013	61,637	60,600
Deposits	161,094	158,940	159,329
FHLB borrowings	72,000	71,000	66,000
Stockholders’ Equity	44,148	34,415	33,029

Summary of Operations:
Interest income	$15,912	$15,352	$14,782
Interest expense	9,670	10,113	8,969
Net interest income	6,242	5,239	5,813
Provision for loan losses	70	156	186
Net interest income after provision for loan losses	6,172	5,083	5,627
Noninterest income	259	267	143
Noninterest expense	6,080	3,042	2,837
Income before income taxes	351	2,308	2,933
Provision for income taxes	78	748	967
Net income (loss)	$273	$1,560	$1,966
Basic and diluted earnings (loss) per share*	$(0.02)	$ N/A	$ N/A

Performance Ratios:
Return on average assets	0.10%	0.60%	0.75%
Return on average equity	0.78	4.67	6.21
Net interest rate spread	1.74	2.11	1.74
Net interest margin	2.35	2.51	2.25
Average interest-earning assets to average interest-bearing liabilities	116.54	116.13	114.67
Efficiency ratio	93.52	55.25	47.63
Noninterest expense to average assets	2.24	1.16	1.08
Asset Quality Ratios:
Non-performing loans to total loans	1.50	1.13	0.22
Non-performing assets to total assets	1.06	0.77	0.15
Net charge-offs (recoveries) to average loans outstanding	0.000	(0.005)	0.006
Allowance for loan losses to total loans	0.96	1.00	0.91
Allowance for loan losses to non-performing loans	63.90	89.15	416.67
Capital Ratios:
Average equity to average assets	12.97	12.75	12.08
Equity to assets at period end	15.65	12.80	12.59

_____________

*	Loss per share for the year ended June 30, 2008 based on earnings during the period from April 15, 2008 to June 30, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

As indicated in Note 3 to the Notes to Consolidated Financial Statements, the Company has restated its financial statements for the fiscal year ended June 30, 2007. The discussion in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, gives the effect to the restatement of the Company’s financial statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words “believes”, “anticipates”, “contemplates”, “expects”, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview and Business Strategy

On April 15, 2008, William Penn Bank, FSB completed its reorganization from the mutual to the mutual holding company structure and William Penn Bancorp, Inc. became its mid-tier stock holding company. As part of the reorganization, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares purchased by the Bank’s Employee Stock Ownership Plan with funds borrowed from the Company) raising approximately $8.6 million in new capital. The Company contributed approximately 50% of the net proceeds to William Penn Bank, FSB and retained the remainder of the net proceeds for general corporate purposes. The Company expects to use the additional capital from its offering to support additional growth. In connection with the reorganization, the Company contributed 67,022 shares of common stock and $150,000 in cash to the William Penn Bank Community Foundation, which was formed to demonstrate the Bank’s continued commitment to its community.

Our primary business is attracting retail deposits from the general public and using those deposits, together with funds generated from operations, principal repayments on securities and loans, and borrowed funds, for our lending and investing activities. Our results of operations depend mainly on our net interest income, which is the difference between the interest income earned on our loan and investment portfolios and interest expense paid on our deposits and borrowed funds. Net interest income is a function of the average balances of loans and investments versus deposits and borrowed funds outstanding in any one period and the yields earned on those loans and investments and the cost of those deposits and borrowed funds.

Our net interest income has suffered in recent years as the result of the continued compression of our interest rate spread and net interest margin caused by the flat or inverted interest rate yield curve environment during recent periods. Additionally, our net interest margin has been negatively impacted by the high interest expense associated with the large volume of high cost, long-term, convertible borrowings on our balance sheet. As a strategy to lock in rates on funding beginning in the late 1990s we took long term advances to protect against rising rates. However, following the implementation of this strategy interest rates, instead of rising, fell to historic lows. As a result, these borrowings have been a drain on our profitability and we determined in early December 2007 to undertake a refinancing of these advances. We refinanced $25 million of advances with a weighted average rate of 5.87% and took replacement advances totaling $30 million with a weighted average rate of 3.84%. We incurred a $1.5 million prepayment penalty in connection with this refinancing.

The borrowing of the FHLB advances, in an effort to lock in rates, was consistent with what has been our general operating philosophy: to avoid interest rate risk exposure. The flat to inverted yield curve of recent years supported our conscious decision to reduce our mortgage lending. We preferred to purchase investments since the competitiveness of the lending market did not permit us to be properly compensated for the risk on fixed rate longer-term loans. The result has been that our total assets and loan portfolio have been relatively flat for some time. It will be a fundamental change in the philosophy of the Bank to now actively pursue a growth strategy.

Our profitability has also been negatively impacted by the relatively high rates we pay on deposits, the high cost of our FHLB advances, as discussed above, and our relatively low levels of noninterest income. Our strategy has been to cultivate a loyal customer base by providing personalized service, and we have generally competed on the deposit side by offering higher rates and lower fees and on the loan side by underwriting loans that we believe to be high quality, sound credits but that may not, for a variety of reasons, be eligible for re-sale in the secondary mortgage market. A significant amount of our loan originations are “investor loans” on non-owner occupied properties. As of June 30, 2008, $55.7 million of the loans within our $129.7 million portfolio of one-to-four family mortgage loans were investor loans.

We expect our deposit levels to react favorably to our January 2008 launch of an internet banking platform with on-line bill pay.

We have generally sought to originate adjustable rate loans and fixed rate loans with terms of 20 years or less. We have avoided originating fixed rate 30-year conventional mortgage loans because of the interest rate risk associated with such loans, and accordingly we generally originate such loans only for resale. The competitive market for loans has made it difficult to do any substantial volume of origination of 30-year fixed rate conventional rate loans for resale, but we have recently begun participating in the Federal Home Loan Bank’s Mortgage Partnership Finance Program (MPF) and we anticipate this will enable us to more profitably compete with the larger institutions that dominate the resale market. We intend also to increase our origination of multi-family and nonresidential mortgage loans and expect to continue to be predominantly a portfolio lender. We plan to hire additional staff to achieve the growth in loans, including business development officers, lenders, credit analysts and loan processors. We intend to hire additional personnel and management support outside the lending department as well.

We will attempt to grow and improve our profitability by:

•	diversifying our loan and deposit activities to increase our commercial business with commercial deposits and commercial real estate loans;
•	increasing the origination of multi-family and nonresidential real estate loans;
•	building our core banking business through internal growth as well as expanding our branch network;

•	developing a sales culture by training and encouraging our branch personnel to promote our existing products and services to our customers; and
•	maintaining high asset quality.

Furthermore, noninterest expense in the future will be impacted by our plan to expand our branch network; we currently intend to open a few new offices over approximately the next five years. We also expect higher compensation and benefits expenses going forward as the result of our plans to expand the size of our lending department plus hire additional branch personnel and management staff.

Critical Accounting Policies

Our accounting policies are integral to understanding the results reported and our significant policies are described in Note 2 to our consolidated financial statements. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and statements of income for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation allowance for deferred tax assets and other-than-temporary impairment of securities.

Allowance for Loan Losses. The allowance for loan losses is maintained by management at a level which represents their evaluation of known and inherent losses in the loan portfolio at the consolidated balance sheet date that are both probable and reasonable to estimate. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors.

Although specific and general loan loss allowances are established in accordance with management’s best estimate, actual losses are dependent upon future events and, as such, further provisions for loan losses may be necessary. For example, our evaluation of the allowance includes consideration of current economic conditions, and a change in economic conditions could reduce the ability of our borrowers to make timely repayments of their loans. This could result in increased delinquencies and increased non-performing loans, and thus a need to make increased provisions to the allowance for loan losses, which would require us to record a charge against income during the period the provision is made, resulting in a reduction of our earnings. A change in economic conditions could also adversely affect the value of the properties collateralizing our real estate loans, resulting in increased charge-offs against the allowance and reduced recoveries of loans previously charged-off, and thus a need to make increased provisions to the allowance for loan losses. Furthermore, a change in the composition of our loan portfolio or growth of our loan portfolio could result in the need for additional provisions.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. We consider the determination of this valuation allowance to be a critical accounting policy because of the need to exercise significant judgment in evaluating the amount and timing of recognition of deferred tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change. A valuation allowance for deferred tax assets may be required if the amount of taxes recoverable through loss carryback declines, or if we project lower levels of future taxable income. Such a valuation allowance would be established through a charge to income tax expense which would adversely affect our operating results.

Other-than-Temporary Investment Security Impairment. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Comparison of Financial Condition at June 30, 2008 and June 30, 2007

Our total assets increased by $13.3 million to $282.1 million at June 30, 2008 from $268.8 million at June 30, 2007 primarily due to a $16.8 million increase in loans receivable, net to $197.0 million at June 30, 2008 from $180.2 million at June 30, 2007. Partially offsetting this increase was a decline in cash and due from banks of $7.2 million. Investment securities and interest bearing time deposits grew by $1.3 million and $1.7 million respectively.

There was a $2.2 million increase in deposits to $161.1 million from $158.9 million, primarily as a result of an increase in our special CDs which are Jumbo CDs. FHLB advances increased $1.0 million to $72.0 million at June 30, 2008 from $71.0 million at June 30, 2007. We refinanced $25 million of advances with a weighted average rate of 5.87% and took replacement advances totaling $30 million with a weighted average rate of 3.84%. We incurred a $1.5 million prepayment penalty in connection with this refinancing.

Stockholder’s equity increased $9.7 million to $44.1 million at June 30, 2008, from $34.4 million (restated) at June 30, 2007 as the result of the net proceeds of $9.5 million from the sale of 1,025,283 shares of common stock to the public in connection with the mutual holding company reorganization. The Company also contributed 67,022 shares of common stock, worth $670,000 to the William Penn Bank Community Foundation, along with $150,000 in cash. In connection with the Company’s stock offering, the Bank’s Employee Stock Ownership Plan purchased 87,384 shares of common stock with funds borrowed from the Company. As shares of common stock are allocated to employees, the Bank will recognize compensation expense equal to the current market price of the stock.

Comparison of Operating Results for the Years Ended June 30, 2008 and 2007

General. Net income for the year ended June 30, 2008 was $273,000 compared to net income of $1.6 million for the year ended June 30, 2007. The decline in net income was attributable to the $814,000 charitable contribution expense related to the funding of the William Penn Bank Community Foundation, a $1.5 million penalty in connection with the prepayment of FHLB advances and $214,000 in expenses related to the termination of our defined benefit plan. These expenses offset improvements in net interest income from 2007 to 2008.

Our net interest margin for the year ended June 30, 2008 was 2.35% compared to 2.03% for the year ended June 30, 2007. The net interest rate spread increased to 1.74% for 2008 from 1.42% for 2007. There was a nominal three basis point increase in the yield on average interest-earning assets to 5.98% for the year ended June 30, 2008, from 5.95% for the year ended June 30, 2007. The average cost of interest-bearing liabilities declined to 4.23% for the year ended June 30, 2008, from 4.53% for the year ended June 30, 2007. The decrease in interest rates on deposits and borrowings offset the increase in average interest-bearing liabilities.

Interest Income. Total interest income increased $560,000 to $15.9 million for the year ended June 30, 2008, from $15.4 million for the year ended June 30, 2007. This increase resulted from an improvement in yields and an increase in average interest-earning assets.

Interest income on loans receivable was $11.9 million for the year ended June 30, 2008 compared to $11.5 million for the year ended June 30, 2007. There was a nominal increase of three basis points in the yield as well as a $4.8 million increase in the average balance of loans receivable. Interest income on securities was $3.2 million compared to $3.0 million for the year ended June 30, 2007 primarily as a result of a 39 basis point improvement in the yield thereon. Interest on other interest-earning assets grew along with an increase in the average balance thereof, primarily as the result of the increase in interest- bearing time deposits.

Interest Expense. Total interest expense decreased $443,000 to $9.7 million for the year ended June 30, 2008. The decrease resulted primarily from a decrease in deposit expense as the average cost of deposits declined by 18 basis points, more than offsetting the increase in the average balance of interest-bearing deposits to $158.4 million for the year ended June 30, 2008 from $154.5 million the prior year. Expense on borrowings decreased by $312,000 as a result of the average cost of borrowings declining by 55 basis points, which more than offset the increase in the average balance of advances by $1.3 million, about 2% change from prior year. The weighted average cost of borrowings outstanding as of June 30, 2008 was 5.14% while the weighted average cost of deposits was 3.83%. It has been the Bank’s practice to consistently offer deposit rates toward the high end of current market ranges.

Provision for Loan Losses. We charge to operations provisions for loan losses at a level required to reflect credit losses in the loan portfolio that are both probable and reasonable to estimate. Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions. We utilize a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of our loan portfolio. We establish a specific loan loss allowance for an impaired loan based on delinquency status, size of loan, type of collateral and/or appraisal of the underlying collateral and financial condition of the borrower. We base general loan loss allowances upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

There was a $70,000 provision for loan losses made during the year ended June 30, 2008 compared to $156,000 in the year ended June 30, 2007. The allowance as a percentage of total loans was 0.9% at June 30, 2008 as compared to 1.01% at June 30, 2007.

Other Income. Other income was $259,000 for the year ended June 30, 2008 compared to $267,000 for year ended June 30, 2007. Traditionally, other income has not been a significant area of our operations as we have not in the past focused on fee generation. We hold the bulk of our securities portfolio as held to maturity so gains or losses on the sales of securities is not expected to be a large item in noninterest expense. We have no plans to seek fee income generation through the offering of complementary services or acquisition of fee-producing subsidiaries such as title insurance or third-party securities sales. We do not at present hold any bank owned life insurance.

Other Expenses. Other expenses increased by $3.0 million, a 100% rise, and totaled $6.1 million for the year ended June 30, 2008. Other expenses were significantly impacted by several non-recurring expenses including a $814,000 in expense related to the Company’s contribution to William Penn Bank Community Foundation, a $1.5 million prepayment penalty incurred in connection with the refinancing of FHLB advances and $214,000 in expenses resulting from the termination of the defined benefit plan and $220,000 increase in expense resulting from amendments to the Directors Retirement Plan. In addition to these non-recurring items, the Company recognized $61,000 in expense related to the implementation of the Bank’s ESOP, and incurred an increase in professional fees of $58,000 as a result of now being a public reporting company.

The Company also experienced an increase in other categories of non-interest expense. Salaries and employee benefits increased to $2.4 million for 2008 from $1.9 million for 2007. The increase in salaries and employee benefits is a result of normal salary increases, combined with the increase cost of maintaining employee benefits.

We expect an increase in salaries and employee benefits expense and other expense during the current fiscal year as the result of the expenses related to our employee stock ownership plan and other benefit plans. In addition operating expenses will be affected by the accounting, legal and other expenses associated with operating as a public company.

Provision for Income Taxes. The provision for income taxes was $78,000 for the year ended June 30, 2008 compared to $748,000 for the year ended June 30, 2007 reflecting lower income for 2008. The effective tax rate was 22.2% and 32.4% for the years ended June 30, 2008 and 2007, respectively.

Average Balance Sheets. The following table sets forth certain information for the years ended June 30, 2008 and 2007. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances rather than daily balances has caused any material differences in the information presented.

	For the Year Ended June 30,
	2008			2007
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Net loans receivable(1)	$186,244	$11,881	6.38%	$181,447	$11,517	6.35%
Securities(2)	60,223	3,213	5.34	60,949	3,020	4.95
Other interest-earning assets(3)	19,689	818	4.15	15,721	815	5.18
Total interest-earning assets	266,156	15,912	5.98	258,117	15,352	5.95
Noninterest-earning assets	4,716			3,971
Total assets	$270,872			$262,088
Interest-bearing liabilities:
NOW accounts	$12,597	171	1.36	$12,930	187	1.45
Money market accounts	37,989	1,327	3.49	34,579	1,412	4.08
Savings and club accounts	14,026	337	2.40	13,728	382	2.78
Certificates of deposit	93,766	4,235	4.52	93,261	4,220	4.52
Total deposits	158,378	6,070	3.83	154,498	6,201	4.01
Federal Home Loan Bank advances	70,000	3,600	5.14	68,692	3,912	5.69
Total interest-bearing liabilities	228,378	9,670	4.23	223,190	10,113	4.53
Noninterest-bearing demand accounts	1,522			1,487
Noninterest-bearing liabilities	5,840			4,006
Total liabilities	235,740			228,683
Stockholders’ equity	35,132			33,405
Total liabilities and stockholders’ equity	$270,872			$262,088
Net interest income		$6,242			$5,239
Interest rate spread(4)			1.74%			1.42%
Net yield on interest-earning assets(5)			2.35%			2.03%
Ratio of average interest-earning assets to average interest-bearing liabilities	116.54%			116.13%

_________________

(1)

Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in noninterest-earning assets. Interest income on loans includes net amortized revenues (costs) on loans.

(2)	Includes both available for sale and held to maturity securities. For available for sale securities, fair value adjustments have been included in the average balance of noninterest-earning assets.
(3)	Includes interest-bearing deposits at other banks, federal funds purchased and Federal Home Loan Bank of Pittsburgh capital stock.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table reflects the sensitivity of our interest income and interest expense to changes in volume and in prevailing interest rates during the period indicated. The table presents the: (1) changes in volume (change in volume multiplied by old rate); (2) changes in rate (change in rate multiplied by old volume); and (3) the net changes in rate/volume (change in rate multiplied by the change in volume). The net change attributable to the combined impact of volume and rate has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended June 30,
	2008 vs. 2007
	Increase (Decrease) Due to
	Volume	Rate	Net
Interest and dividend income:
Loans	$221	$143	$364
Securities	(37)	230	193
Other interest-earning assets	183	(180)	3
Total interest-earning assets	$367	$193	$560

Interest expense:
NOW accounts	$(5)	$(11)	$(16)
Money market accounts	131	(216)	(85)
Savings and club accounts	8	(53)	(45)
Certificates of deposit	15	--	15
Advances from Federal Home Loan Bank	73	(385)	(312)
Total interest-bearing liabilities	$222	$(665)	$(443)

Change in net interest income	$145	$858	$1,003

Management of Interest Rate Risk and Market Risk

Qualitative Analysis. Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates.

We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Several years ago market interest rates were at historically low levels. However, beginning in June 2004, the U.S. Federal Reserve steadily increased its target federal funds rate, raising it significantly. While the federal funds rate and other short-term market interest rates, which we use as a guide to our deposit pricing, increased, intermediate- and long-term market interest rates, which we use as a guide to our loan pricing, did not increased proportionately. This led to a “flattening” of the market yield curve, which has even “inverted” as short-term rates exceeded long-term rates over an intermediate maturity horizon. The relatively flat yield curve hurt our net interest rate spread and net interest margin because the interest rates paid on our deposits repriced upwards faster than the interest rates that we earn on our loans and investments. The effects of this hurt our operating results during the first half of the June 30,

2008 fiscal year. During the later part of the fiscal year the yield curve regained a positive slope when the Federal Reserve cut short term rates. The positively sloped yield curve had benefits for operations in the later part of the fiscal year.

Quantitative Analysis. The following tables present William Penn Bank’s net portfolio value as of June 30, 2008. The net portfolio values shown in these tables were calculated by the Office of Thrift Supervision, based on information provided by William Penn Bank.

Interest Rate Sensitivity of Net Portfolio Value (NPV)

	At June 30, 2008
	Net Portfolio Value (In Thousands)		Net Portfolio Value as % of Present Value of Assets
Changes in Rates	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
-100 bp	50,589	2,254	+5%	16.94%	+46 bp
- 50 bp	49,382	1,047	+2%	16.69%	+21 bp
0 bp	48,335	—	—	16.48%	—
+50 bp	46,561	-1,774	-4%	16.04%	-43 bp
+100 bp	44,598	-3,737	-8%	15.54%	-94 bp
+200 bp	40,151	-8,184	-17%	14.33%	-214 bp
+300 bp	35,138	-13,197	-27%	12.87%	-360 bp

Risk Measure for a Given Rate Shock

	June 30, 2008	June 30, 2007
Pre-Shock NPV Ratio
NPV as % of PVA Assets	16.48%	14.60%
Post Shock NPV Ratio	14.33%	11.37%
Sensitivity Measure
Decline in NPV Ratio	214 bp	322 bp
TB 13a Level Risk	Minimal	Minimal

Future interest rates or their effect on net portfolio value or net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities, such as demand deposits and savings accounts, may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features that limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase in interest rates would adversely affect our net portfolio value and earnings.

Liquidity, Commitments and Capital Resources

The Bank must be capable of meeting its customer obligations at all times. Potential liquidity demands include funding loan commitments, cash withdrawals from deposit accounts and other funding needs as they present themselves. Accordingly, liquidity is measured by our ability to have sufficient cash reserves on hand, at a reasonable cost and/or with minimum losses.

The Asset and Liability Management Committee of the Board of Directors sets limits and controls to guide senior management’s managing of our overall liquidity position and risk. This Committee, along with senior management, is responsible for ensuring that our liquidity needs are being met on both a daily and long term basis.

Our approach to managing day-to-day liquidity is measured through our daily calculation of investable funds and/or borrowing needs to ensure adequate liquidity. In addition, we constantly evaluate our short-term and long-term liquidity risk and strategy based on current market conditions, outside investment and/or borrowing opportunities, short and long-term economic trends, and anticipated short and long-term liquidity requirements. The Bank’s loan and deposit rates may be adjusted as another means of managing short and long-term liquidity needs. We do not at present participate in derivatives or other types of hedging instruments to meet liquidity demands.

Regulatory Capital Compliance

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards. As of June 30, 2008, the Bank exceeded all applicable regulatory capital requirements and was well capitalized. See Note 16 to the consolidated financial statements for more information about the Bank’s regulatory capital compliance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving William Penn Bank’s facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage-backed securities, and commitments to extend credit to meet the financing needs of our customers. At June 30, 2008, we had no significant off-balance sheet commitments other than commitments to extend credit totaling $10.5 million and unfunded commitments under lines of credit totaling $12.7 million.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding the Bank’s outstanding lending commitments at June 30, 2008, see Note 14 to the consolidated financial statements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board (“FASB”) issued statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No.157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of the Statement were effective as of the end of the fiscal year ending after December 15, 2006, for public companies. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.  It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.   FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited.  The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). FAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS No. 162 to have a material effect on its results of operations and financial position.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that instruments granted in share-based payment transactions can be participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP.The Company is currently evaluating the impact the adoption of the FSP will have on the Company’s results of operations.

Change in Auditors

On May 21, 2008, the Company’s Board of Directors approved the dismissal of Beard Miller Company LLP (“Beard Miller”) as the Company's independent certifying accountant. Beard Miller’s reports on the Company's consolidated financial statements for the fiscal year ended June 30, 2007, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended June 30, 2007, there were no disagreements or “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K between the Company and Beard Miller on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Beard Miller, would have caused them to make a reference to the subject matter of the disagreements or reportable events in connection with their reports.

On May 21, 2008, the Company’s Board of Directors selected S.R. Snodgrass, A.C. as its new independent certifying accountant. During the two most recent fiscal years and the subsequent interim period to the date hereof, the Company did not consult with S.R. Snodgrass, A.C. regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Impact of Inflation

The financial statements included in this document have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

William Penn Bancorp, Inc.

We have audited the accompanying consolidated balance sheet of William Penn Bancorp, Inc. and subsidiary as of June 30, 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated financial statements of William Penn Bancorp, Inc. and subsidiary as of and for the year ended June 30, 2007, before they were restated for the matter discussed in Note 3 to the consolidated financial statements, were audited by other auditors whose report, dated December 13, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Penn Bancorp, Inc. and subsidiary as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustment described in Note 3 that was applied to restate the 2007 consolidated financial statements to correct an error. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employer's Accounting for Defined Benefit Pension and Other Post-Retirement Plans, on June 30, 2007.

/s/ S.R. Snodgrass, A.C.

Wexford, PA

October 8, 2008

William Penn Bancorp, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	June 30,
	2008	2007
ASSETS		(As restated)

Cash and due from banks	$7,233	$14,229
Interest bearing time deposits	5,137	3,418
Securities available for sale	5	25
Securities held to maturity, fair value $63,646 and $61,049	63,013	61,637
Loans receivable, net of allowance for loan losses $1,910 and $1,840	197,025	180,204
Premises and equipment, net	1,805	1,937
Federal Home Loan Bank stock, at cost	4,058	3,838
Deferred income taxes	2,110	1,816
Accrued interest receivable and other assets	1,747	1,726
TOTAL ASSETS	$282,133	$268,830

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Deposits:
Non-interest bearing	$1,268	$1,755
Interest bearing	159,826	157,185
Total Deposits	161,094	158,940

Advances from Federal Home Loan Bank	72,000	71,000
Advances from borrowers for taxes and insurance	2,081	1,947
Accrued interest payable and other liabilities	2,811	2,528
TOTAL LIABILITIES	237,986	234,415

Commitments and Contingencies (Note 14 and 18)	—	—

STOCKHOLDERS’ EQUITY

Preferred stock, no par value, 1,000,000 shares authorized no shares issued	—	—
Common Stock, $.10 par value, 49,000,000 shares authorized 3,641,018 shares issued and outstanding	364	—
Additional Paid-in Capital	9,751	—
Unallocated common stock held by the Employee Stock Ownership Plan (“ESOP”)	(830)	—
Retained earnings	34,862	34,589
Accumulated other comprehensive loss	—	(174)
TOTAL STOCKHOLDERS’ EQUITY	44,147	34,415
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$282,133	$268,830

See accompanying notes to the audited consolidated financial statements

William Penn Bancorp, Inc.

Consolidated Statements of Income

(Dollars in thousands, except share and per share data)

	Year Ended June 30,
	2008	2007
INTEREST INCOME

Loans receivable, including fees	$11,881		$11,517
Taxable Securities	3,213		3,020
Other	818		815
Total Interest Income	15,912		15,352

INTEREST EXPENSE

Deposits	6,070		6,201
Borrowings	3,600		3,912
Total Interest Expense	9,670		10,113

Net Interest Income	6,242		5,239

Provision For Loan Losses	70		156
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	6,172		5,083

OTHER INCOME

Service fees	126		111
Realized gain(losses) on sale of
available for sale securities	(1)		9
Other	134		147
Total Other Income	259		267

OTHER EXPENSES

Salaries and employee benefits	2,430		1,851
Occupancy and equipment	630		631
Federal Home Loan Bank prepayment penalty	1,524		—
Contribution to charitable foundation	814		—
Other	682		560
Total Other Expenses	6,080		3,042

Income before Income Taxes	351		2,308

Income Tax Expenses	78		748
NET INCOME	$273		$1,560

Basic and diluted earnings per share (Note 5)	$(0.02)	$	N/A

See accompanying notes to the audited consolidated financial statements

William Penn Bancorp, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share and per share data)

				Unallocated
				Common		Accumulated
	Common Stock		Additional	Stock		Other	Total
	Number of Shares	Amount	Paid in Capital	Held by the ESOP	Retained Earnings	Comprehensive Income/Loss	Stockholders’ Equity	Comprehensive Income
Balance- June 30, 2006	—	$—	$—	$—	$32,672	$—	$32,672
Cumulative effect adjustment of restatement					357		357
Balance, as restated, June 30, 2006					33,029		33,029

Net income					1,560	—	1,560	$1,560
Adjustment to initially apply SFAS No. 158,
net of deferred income tax benefit of $89					—	(174)	(174)
Balance, as restated, June 30, 2007					34,589	(174)	34,415
Net income					273	—	273	$273
Other comprehensive income:
Change in unrecognized pension cost,
net of income taxes of $89						174	174	174

Total comprehensive income								$447

Issuance of common stock for initial public
offering, net of expenses of $725	1,025,283	102	9,426				9,528
Issuance of common stock to William Penn, MHC	2,548,713	255	(255)				—
Initial funding of William Penn, MHC			(100)				(100)
Issuance of common stock to William Penn Bank
Community Foundation	67,022	7	663				670
Stock purchased for ESOP				(874)			(874)
Allocation of ESOP Stock			17	44			61

Balance- June 30, 2008	3,641,018	$364	$9,751	$(830)	$34,862	$—	$44,147

See accompanying notes to the audited consolidated financial statements

William Penn Bancorp, Inc.

Consolidated Statements of Cash Flows

(Dollar in thousands, except share and per share data)

	Year Ended June 30,
	2008	2007
Cash Flows from Operating Activities
Net income	$273	$1,560
Adjustments to reconcile net income to net cash provided by
operating activities:
Provision for loan losses	70	156
Provision for depreciation	164	182
Net accretion of securities premiums and discounts	(244)	(177)
Compensation expense on ESOP	61	—
Contribution of common stock to William Penn Bank
Community Foundation	670	—
Deferred income taxes	(383)	(132)
Origination of loans for sale	(589)	—
Proceeds from sale of loans	590	—
(Gain) loss on sale of loans	(1)	—
Realized (gains) losses on sales of securities	1	(9)
Increase in accrued interest receivable and other assets	(21)	(169)
Increase in accrued interest payable and other liabilities	545	186

Net Cash Provided by Operating Activities	1,136	1,597

Cash Flows from Investing Activities
Securities available for sale:
Purchases	(100)	(7,349)
Proceeds from sales of securities	120	8,948
Securities held to maturity:
Purchases	(23,284)	(33,708)
Maturities, calls and principal paydowns	22,152	32,848
Proceeds from sales of loan	—	150
Net (decrease) in loans receivable	(16,891)	502
Net increase in interest bearing time deposits	(1,719)	(617)
Net increase in Federal Home Loan Bank Stock	(220)	(175)
Purchases of premises and equipment	(32)	(89)

Net Cash Provided by (used for) Investing Activities	(19,974)	510

Cash Flows from Financing Activities
Net increase (decrease) in deposits	2,154	(389)
Proceeds from advances from Federal Home Loan Bank	36,000	5,000
Repayment of advances from Federal Home Loan Bank	(35,000)	—
Increase in advances from borrowers for taxes and
insurance	134	35
Net proceeds from issuance of common stock	8,554	—
Net Cash Provided by Financing Activities	11,842	4,646
Net Increase (Decrease) in Cash and Cash
Equivalents	(6,996)	6,753
Cash and Cash Equivalents-Beginning	14,229	7,476
Cash and Cash Equivalents-Ending	$7,233	$14,229
Supplementary Cash Flows Information
Interest paid	$9,737	$10,085
Income taxes paid	$240	$825

See accompanying notes to the audited consolidated financial statements.

William Penn Bancorp, Inc.

Notes to the Consolidated Financial Statements

Note 1-Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of William Penn Bancorp, Inc. (the “Company”), and its wholly owned subsidiary, William Penn Bank, FSB (the “Bank”), and the Bank’s wholly owned subsidiary, WPSLA Investment Corporation. The primary purpose of the Company is to act as the holding company for the Bank. The Company is subject to regulation and supervision by the Office of Thrift Supervision (the “OTS”). William Penn Bank, FSB (the Bank) is a federally chartered mutual savings bank. The Bank’s primary business consists of the taking of deposits and granting of mortgage loans to the customers generally in the Bucks County, Pennsylvania area. The Bank is supervised and regulated by the OTS. The investment in subsidiary on the parent company’s financial statements is carried at the parent company’s equity in the underlying net assets.

WPSLA Investment Corporation was incorporated under Delaware law in 2000 to hold securities for the Bank. At June 30, 2008, this subsidiary held $40,260,000 of the Bank’s $63,018,000 securities portfolio. All intercompany transactions and balances have been eliminated in consolidation.

Note 2- Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the determination of the allowance for loan losses and the evaluation of other than temporary impairment of securities.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing demand deposits.

Securities

Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for the amortization of premium and accretion of discount, computed by the interest method over the terms of the securities.

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Securities (Continued)

significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value.

Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the term of the securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management determines the appropriate classification of debt securities at the time of purchase.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Loans Receivable (Continued)

of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon the Company’s past loan experience, known or inherent credit risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential mortgage loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives of the related assets:

Years
Office buildings and improvements	5 – 33
Furniture, fixtures and equipment	5 – 10
Automobiles	4

Advertising costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended June 30, 2008 and 2007 was $33,000 and $34,000, respectively.

Income Taxes

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheets when they are funded.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholder’s equity section of the balance sheet, such items, along with the net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows (in thousands):

	Years Ended June 30,
	2008	2007
Unrealized holding gains
(losses) on available for
sale securities	$—	$9
Reclassification adjustment for
(gains) losses included in net income	—	(9)
Reclassification adjustment for unrecognized pension cost	49	—
Reclassification adjustment expense for
termination of defined benefit plan	214	—

Net Unrealized Gains	263	—
Income tax effect	89	—
Net of Tax Amount	$174	$—

Retirement Benefits

The pension plan was terminated in January 2008. Prior to that, substantially all employees were covered by the pension plan. The cost of the plan was based on actuarial computations of current and future benefits for employees. It was the Bank’s policy to fund the recommended required contribution determined under the Employee Retirement Income Security Act.

Segment Report

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services.

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Segment Report (Continued)

Management does not separately allocated expenses, including the cost of funding loan demand, between the commercial and retail operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

New Accounting Standards

In September 2006, the Financial Accounting Standard Board (“FASB”) issued statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. Also in February 2008, the FASB issued Staff Position No.157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In September 2006, the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires that employers measure plan assets and obligations as of the balance sheet date. This requirement is effective for fiscal years ending after December 15, 2008. The other provisions of the Statement were effective as of the end of the fiscal year ending after December 15, 2006, for public companies. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115,

which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, Fair Value Measurements. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s results of operations.

In May 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (the GAAP hierarchy). FAS No. 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS No. 162 to have a material effect on its results of operations and financial position.

In June 2008, the FASB issued FASB Staff Position (FSP) No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to clarify that instruments granted in share-based payment transactions can be

William Penn Bancorp, Inc.

Note 2 - Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

participating securities prior to the requisite service having been rendered. A basic principle of the FSP is that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are to be included in the computation of EPS pursuant to the two-class method. The provisions of this FSP are effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented (including interim financial statements, summaries of earnings, and selected financial data) are required to be adjusted retrospectively to conform with the provisions of the FSP. The Company is currently evaluating the impact the adoption of the FSP will have on the Company’s results of operations.

Note 3 - Restatement of Prior Year Financial Statements

The Company’s management along with its independent registered public accounting firm, during the course of the Company’s year-end financial review, determined that federal and state income taxes were over accrued by $357,000. The effects of this adjustment for the correction of an error on the Company’s accrued interest payable and other liabilities and equity for 2007 and 2006 are as follows (in thousands):

	June 30, 2007
	As reported	Adjustment	As restated
Accrued interest payable and other liabilities	$2,885	$(357)	$2,528
Total liabilities	234,772	(357)	234,415
Equity	34,058	357	34,415

	As reported	Adjustment	As restated
Equity	$32,672	$357	$33,029

This correction had no effect on the Company’s income, total assets, or cash flows.

Note 4 – Conversion to Mutual Holding Company

On April 15, 2008, William Penn Bank, FSB (the “Bank”) completed a reorganization from the mutual to the mutual holding company structure and became a wholly-owned subsidiary of William Penn Bancorp, Inc (the “Company”), a federally chartered corporation. As part of the transaction, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares purchased by the Bank’s Employee Stock Ownership Plan with funds borrowed from the Company) and issued 2,548,713 shares to William Penn, MHC. In addition, the Company contributed 67,022 shares to the William Penn Bank Community Foundation

William Penn Bancorp, Inc.

Note 4 – Conversion to Mutual Holding Company (Continued)

and $150,000 in cash. Prior to consummation of the reorganization, the Company had no assets or liabilities. Accordingly, the Company’s financial statements consist of those of the Bank for periods prior to April 15, 2008.

Note 5 - Earnings per share

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, the net loss of $54,000 from April 15, 2008 to June 30, 2008, will be used as the numerator.

The following table sets for the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

2008

Weighted-average common shares outstanding	3,641,018

Average unearned ESOP shares	(84,222)

Weighted-average common shares and common stock
equivalents used to calculate basic and diluted earnings per share	3,556,796

Note 6 – Investment in Interest-Bearing Time Deposits

The interest-bearing time deposits by contractual maturity are shown below (in thousands):

	June 30,
	2008	2007
Due in one year or less	$3,562	$1,841
Due after one year through five years	1,575	1,577
	$5,137	$3,418

William Penn Bancorp, Inc.

Note 7 – Securities

The amortized cost and approximate fair value of securities are summarized as follows (in thousands):

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available For Sale:
Mutual Funds	$5	$—	$—	$5

Held to Maturity:
U.S. Government corporations and agencies securities	$48,005	$637	$(55)	$48,587
Mortgage-backed securities	15,008	132	(81)	15,059
Total	$63,013	$769	$(136)	$63,646

	June 30, 2007
Available For Sale:
Mutual Funds	$25	$—	$—	$25

Held to Maturity:
U.S. Government corporations and agencies securities	$53,718	$13	$(457)	$53,274
Mortgage-backed securities	7,919	20	(164)	7,775
Total	$61,637	$33	$(621)	$ $ 61,049

Gross realized gains on sales of securities were $-0- and $9,000 for the years ended June 30, 2008 and 2007 respectively. Gross realized losses were $-1,000 and $0 for the years ended June 30, 2008 and 2007 respectively.

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without penalties (in thousands).

	June 30, 2008		June 30, 2007
	Held to Maturity		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$1,500	$1,509	$5,500	$5,488
Due after one year through five years	28,400	28,894	35,399	35,125
Due after five years through ten years	4,425	4,497	6,875	6,843
Due after ten years	13,680	13,687	5,944	5,818
Mortgage-backed securities	15,008	15,059	7,919	7,775
	$63,013	$63,646	$61,637	$61,049

William Penn Bancorp, Inc.

Note 7 – Securities (Continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	June 30, 2008
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
U.S. Government
corporations and
agencies securities	$7,469	$(30)	$1,496	$(25)	$8,965	$(55)
Mortgage-backed
securities	3,562	(54)	1,639	(27)	5,201	(81)
Total Temporarily
impaired securities	$11,031	$(84)	$3,135	$(52)	$14,166	$(136)

	June 30, 2007
Held to Maturity:
U.S. Government
corporations and
agencies securities	$25,299	$(198)	$18,953	$(259)	$44,252	$(457)
Mortgage-backed
securities	—	—	5,417	(164)	5,417	(164)
Total Temporarily
impaired securities	$25,299	$(198)	$24,370	$(423)	$49,669	$(621)

The Company had 13 securities in an unrealized loss position as of June 30, 2008. In management’s opinion, the unrealized losses on the Company’s investments in direct obligations of U.S. government agencies and mortgage-backed securities were caused by interest rate increases. The contractual terms of the U.S. government agencies do not permit the issuer to settle the securities at a price less than the par value of the investment. The contractual cash flows of mortgage-backed securities are guaranteed by FNMA and FHLMC. Accordingly, it is expected that the securities would not be settled at a price less than the par value of the Company investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold such investments to maturity or market price recovery, no securities are deemed to be other-than-temporarily impaired.

William Penn Bancorp, Inc.

Note 8 – Loans Receivable

The composition of net loans receivable is as follows (in thousands):

	June 30,
	2008	2007

Mortgage loans on real estate:
Residential 1-4 family	$129,709	$117,338
Residential multi-family (five or more)	12,229	10,829
Commercial-non-residential	30,262	27,397
Construction	15,466	11,111
Land	4,041	4,010
Home equity and second mortgages	8,394	8,791
Equity lines of credit	6,161	7,162
Total Mortgage Loans on Real Estate	206,262	186,638

Consumer Loans	2,450	2,762
Loans on savings accounts	336	428
Total Loans	209,048	189,828

Loans in process	(9,144)	(6,668)
Unearned loan origination fees, net	(969)	(1,116)
Allowance for loan losses	(1,910)	(1,840)
Net Loans	$197,025	$180,204

At June 30, 2008, we had approximately $55.7 million of loans on non-owner-occupied, one- to four-family residences (“investor loans”), representing approximately 28.0% of total loans. This $55.7 million of one- to four-family investor loans includes $50.3 million of first mortgages, $1.2 million of second mortgages and $4.2 million of construction loans.

The following is a summary of the allowance for loan losses (in thousands):

Loans Receivable
	Years Ended June 30,
	2008	2007

Balance, beginning	$1,840	$1,675
Provision for loan losses	70	156
Charge-offs	—	—
Recoveries	—	9
Balance, ending	$1,910	$1,840

William Penn Bancorp, Inc.

Note 8 – Loans Receivable (Continued)

The following is a summary of information pertaining to impaired and non-accrual loans (in thousands):

	Years Ended June 30,
	2008	2007

Impaired loans without a valuation of allowance	$—	$—
Impaired loans with a valuation allowance	4,123	4,147
Total Impaired Loans	$4,123	$4,147

Valuation allowance related to impaired loans	$888	$565
Total non-accrual loans	2,989	2,064
Total loans past due ninety days or more and still accruing	—	—

	Years Ended June 30,
	2008	2007

Average investment in impaired loans	$4,135	$3,583
Interest income recognized on impaired loans	365	382
Interest income recognized on cash basis on impaired loans	365	382

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The total amount of loans serviced for the benefit of others was approximately $2,011,000 and $1,825,000 at June 30, 2008 and 2007 respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advances from borrowers for taxes and insurance.

In ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Activity consisted of the following (in thousands):

	Years Ended June 30,
	2008	2007

Beginning Balance	$1,231	$846
New loans	578	462
Repayments	(140)	(77)
Ending balance	$1,669	$1,231

William Penn Bancorp, Inc.

Note 9 – Premises and Equipment

The components of premises and equipment are as follows (in thousands):

	June 30,
	2008	2007

Land	$822	$822
Office buildings and improvements	1,943	1,937
Furniture, fixtures and equipment	184	255
Automobiles	27	20
	2,976	3,034

Accumulated depreciation	(1,171)	(1,097)
	$1,805	$1,937

Depreciation expenses amounted to $164,000 and $182,000 for the years ended June 30, 2008 and 2007 respectively.

Note 10 – Deposits

Deposits and their respective weighted average interest rate consist of the following major classifications (dollars in thousands):

	June 30,
	2008		2007
	Weighted		Weighted
	Average		Average
	Interest		Interest
	Rate	Amount	Rate	Amount

Non-interest bearing demand accounts	0.00%	$1,268	0.00%	$1,755
NOW accounts	1.06	13,094	1.45	12,920
Money market accounts	2.43	38,131	4.25	37,516
Savings and club accounts	1.50	13,881	2.96	13,993
Certificates of deposit	4.01	94,720	4.77	92,756

	3.12%	$161,094	4.21%	$158,940

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $35,118,000 and $32,182,000 at June 30, 2008 and 2007, respectively. Generally, deposits in excess of $100,000 are not insured by Federal Deposit Insurance Corporation.

William Penn Bancorp, Inc.

Note 10 – Deposits (Continued)

The scheduled maturities of certificates of deposit are as follows (in thousands):

Fiscal year ending June 30:
2009	$72,880
2010	11,387
2011	3,451
2012	3,505
2013	2,040
Thereafter	1,457
$94,720

A summary of interest expense on deposits is as follows (in thousands):

	Years Ended June 30,
	2008	2007
NOW	$171	$187
Money market	1,327	1,412
Savings and club	337	382
Certificates of deposit	4,235	4,220
	$6,070	$6,201

At June 30, 2008 and 2007 deposits from principal officers and directors and their affiliates were approximately $560,000 and $1,016,000, respectively.

Note 11 – Advances from Federal Home Loan Bank

The Bank has a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $201,100,000 at June 30, 2008 of which $72,000,000 was outstanding at June 30, 2008. Advances are secured by qualifying assets of the Bank which include the Federal Home Loan Bank stock, mortgage-backed securities and mortgage loans.

In December 2007, the Bank refinanced $25,000,000 of advances from the Federal Home Loan Bank, which had a weighted average rate of 5.87%. The refinancing was funded with new advances totaling $30,000,000, which have a weighted average interest rate of 3.84%. The transaction resulted in a prepayment penalty of approximately $1,524,000, which was reflected during 2008.

William Penn Bancorp, Inc.

Note 11 – Advances from Federal Home Loan Bank (Continued)

Advances from the Federal Home Loan Bank consist of the following (dollars in thousands):

		June 30,
Maturity Date	Interest Rate (%)	2008	2007

Dec-07	6.41—Fixed	$—	$5,000
Feb-08	5.48—Convertible	—	5,000
Jul-09	5.45—Convertible	—	5,000
Jul-09	6.05—Convertible	—	5,000
Sep-09	5.84—Convertible	5,500	5,500
Feb-10	5.91—Convertible	4,000	4,000
Mar-10	6.05—Convertible	4,000	4,000
Apr-10	5.86—Convertible	4,000	4,000
Jul-10	6.54—Convertible	3,500	3,500
Sep-10	6.10—Convertible	—	4,000
Oct-10	6.06—Convertible	—	4,000
Dec-13	4.22—Fixed	10,000	—
May-14	5.60—Convertible	—	4,000
Jun-15	4.04—Convertible	5,000	5,000
Sep-15	4.13—Convertible	5,000	5,000
Nov-15	6.07—Convertible	—	3,000
Dec-16	4.49—Convertible	5,000	5,000
Dec-17	3.17—Convertible	5,000	—
Dec-17	3.81—Convertible	15,000	—
May-23	3.59—Convertible	6,000	—
Total		$72,000	$71,000

On the convertible rate notes, the Federal Home Loan Bank has the option to convert the notes at rates ranging from 0.01% to 0.23% above the three-month LIBOR on a quarterly basis upon the arrival of specified conversion dates or the occurrence of specific events. Accordingly, contractual maturities above may differ from expected maturities. Should the Federal Home Loan Bank convert these advances, the Bank has the option of accepting the variable rate or repaying the advances without penalty.

Maturities of long-term debt at June 30, 2008 are as follows (in thousands):

Fiscal Year ending June 30,		Weighted
		Average Rate
2009	$—	0.0%
2010	17,500	5.91
2011	3,500	6.54
2012	—	—
2013	—	—
Thereafter	51,000	3.92
	$72,000	4.53%

William Penn Bancorp, Inc.

Note 12 – Income Taxes

The components of income tax expense are as follows (in thousands):

	Years Ended June 30,
	2008	2007
Federal:
Current	$461	$880
Deferred	(383)	(132)
	78	748
State, current	—	—
	$78	$748

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income is as follows (dollars in thousands):

	Years Ended June 30,
	2008		2007
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income
Federal income tax at statutory rate	$119	34.0%	$785	34.0%
State tax, net of federal benefit	—	—	—	—
Low income housing tax credit	(39)	(11.1)	(39)	(1.7)
Other	(2)	(0.7)	2	0.1
	$78	22.2%	$748	32.4%

Items that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	June 30,
	2008	2007
Deferred tax assets:
Loan origination fees	$329	$379
Allowance for loan losses	703	651
Deferred director's fees	540	513
Deferred compensation	152	75
Premises and equipment	47	47
Employee benefit plan	—	89
Charitable contribution carryover	226	—
Other	113	62
	2,110	1,816
Deferred tax liabilities	—	—
Net Deferred Tax Asset	$2,110	$1,816

William Penn Bancorp, Inc.

Note 12 – Income Taxes (Continued)

Under the Internal Revenue Code, the Company is generally allowed a deduction for charitable contributions within a taxable year of 10% of its consolidated taxable income (with certain modifications). Any charitable contributions over the allowable amount will be deductible over each of the five succeeding taxable years, subject to the 10% of modified taxable income limitation. The Company expects to have a charitable contribution carryforward of approximately $664,000 as of its tax year ended June 30, 2008. This carryforward will expire during the tax year ending June 30, 2013. Upon review of the charitable contribution carryforward existing at June 30, 2008, the Company has determined that it is more likely than not that they will have sufficient taxable income during the five succeeding taxable years to be able to utilize 100% of the carryforward, and there has been no valuation allowance established for the carryfoward or any other deferred tax asset.

The Company adopted the provisions of FIN No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, effective July 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties. In accordance with FIN No. 48, interest or penalties incurred for income taxes will be recorded as a component of other expenses. The adoption of FIN No. 48 did not have a significant impact on the Company’s financial statements.

Retained earnings included $2,800,000 at June 30, 2008 and 2007, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself

William Penn Bancorp, Inc.

Note 12 – Income Taxes (Continued)

pays a cash dividend in excess of earnings and profits, or liquidates. The act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

Note 13 – Employee and Director Benefit Plans

Defined Benefit Plan:

The Bank terminated its defined benefit plan effective January 20, 2008. All obligations to plan participants were paid in full on March 31, 2008 through lump sum distributions. Pension expense related to the termination of $214,000 was charged to salaries and employee benefit expense at that time. Prior to that, the Bank had a pension plan covering substantially all employees. The plan provided a benefit based on final average earnings and years of service.

The Bank has adopted the provisions of FAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R”, as of June 30, 2007. The table below summarizes the incremental effects of FAS No. 158 adoption on the individual line items in our Consolidated Balance Sheets at June 30, 2007 (as restated). These adjustments were reversed upon plan termination which resulted in a decrease in other liabilities of $261,000 and an increase to comprehensive income of $174,000, net of $89,000 deferred tax adjustment.

	Pre FAS	FAS	Post FAS
	No. 158	No. 158	No. 158
	Adoption	Adjustment	Adoption
Assets:
Deferred income taxes	$1,727	$89	$1,816
Accrued interest receivable and other assets	1,728	(2)	1,726
Liabilities:
Accrued interest payable and other liabilities (as restated)	2,267	261	2,528
Stockholder's Equity:
Accumulated other comprehensive loss	—	(174)	(174)

William Penn Bancorp, Inc.

Note 13 – Employee and Director Benefit Plans (Continued)

Defined Benefit Plan:

The following table sets forth the aggregate funded status of the pension plan at June 30, 2008 and 2007(in thousands).

	2008	2007
Accumulated benefit obligation	$—	$1,142

Change in benefit obligation:
Benefit obligation at beginning of the year	$1,483	$1,429
Service cost	85	98
Interest cost	94	89
Actuarial (gain) loss	(69)	43
Settlement	(1,593)	—
Benefits paid	—	(176)
Benefit obligation at end of the year	—	1,483

Change in plan assets:
Fair value of plan assets at beginning of year	1,223	1,224
Actual return on plan assets	59	92
Employer contributions	322	83
Settlement	(1,593)	—
Benefit paid	—	(176)
Fair value of plan assets at end of year	$11	$1,223

Funded Status	$11	$(260)

Subsequent to the adoption of FAS No. 158:
Unrecognized net actuarial loss	$—	$247
Unrecognized transition obligation	—	16
	—	263
Income tax benefit	—	(89)

Net Amount Recognized in Accumulated Other
Comprehensive Loss	$—	$174

Components of net periodic benefit cost for the year ended June 30:	2008	2007
Service Cost	$85	$98
Interest Cost	94	89
Expected return on plan assets	(104)	(102)
Settlement cost	214	—
Amortization of net loss	16	4
Amortization of transition obligation	8	2
Net Periodic Pension Cost	$313	$91

William Penn Bancorp, Inc.

Note 13 – Employee and Director Benefit Plans (Continued)

Assumptions used in determining the net periodic pension cost and the plan’s funded status for 2008 and 2007 are as follows:

Defined Benefit Plan:

	2008	2007
Discount rate	4.53%	6.35%
Rate of increase in compensation levels	0	3.00
Expected long-term rate of return on plan assets	8.50	8.50

The Bank’s pension plan asset allocations at June 30, 2008 and 2007 are as follows:

Asset Category	2008	2007
Money Market	100%	1%
William Penn Bank, FSB certificate of deposit	—	99%
	100%	100%

401(K) Plan

The Bank has a savings plan qualified under Section 401(k) of the Internal Revenue Code which covers substantially all of its employees. Employees can contribute up to 50% of gross pay and the Bank matches 25% of such contributions up to 12%. Savings plan expense charged to operations amounted to $32,000 and $32,000 for the years ended June 30, 2008 and 2007, respectively.

Employee Stock Ownership Plan (“ESOP”)

In connection with conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company. The ESOP trust acquired 87,384 shares of the Company’s stock from proceeds from a loan with Company. The Bank makes cash contributions on an annual basis sufficient to enable ESOP to make the required loan payments. Cash dividends paid on allocated shares would be distributed to participants and cash dividends paid on unallocated shares would be used to repay the outstanding debt of the ESOP. ESOP trust’s outstanding loan bears interest at 6 percent and requires annual payment of principal and interest of $87,000 through December of 2018. The Company’s ESOP, which is internally leveraged, does not report the loans receivable extended to the ESOP as assets and does not report the ESOP debt due to the Company.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP in the Consolidated Balance Sheets. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares

William Penn Bancorp, Inc.

Note 13 – Employee and Director Benefit Plans (Continued)

Employee Stock Ownership Plan (“ESOP”) (Continued)

become outstanding for earnings-per-share computations. The Company recognized ESOP expenses of $61,000 for the year ended June 30, 2008.

2008
Shares committed to be released	4,369

Shares released for allocation	—

Unreleased Shares	83,015

Total ESOP Shares	87,384

Fair Value of unreleased shares (in thousands)	$1,183

Directors Retirement Plan

The Bank has a retirement plan for the directors of the Bank, who are not full time employees. Upon retirement, a director who agrees to serve as a consulting director to the Bank will receive a monthly benefit amount for a period of up to 120 months. During 2008, the Bank modified its retirement plan from a 60 months benefit plan to 120 months. The expense included in the consolidated statements of income for these benefits was $235,000 and $17,000 for the years ended June 30, 2008 and 2007, respectively. At June 30, 2008 and 2007, approximately $448,000 and $219,000 respectively, had been accrued under this plan.

Director Deferred Compensation Plan

The Bank has deferred compensation plans for certain directors of the Bank whereby they can elect to defer their directors’ fees. Under the plans’ provisions, benefits which accrue at the Bank’s highest certificate of deposit rate will be payable upon retirement, death or permanent disability. At June 30, 2008 and 2007, approximately $1,588,000, and $1,509,000, respectively, had been accrued. Interest expense included in the consolidated statements of income for these benefits was $71,000 and $67,000 for the years ended June 30, 2008 and 2007, respectively.

Note 14 – Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in

William Penn Bancorp, Inc.

Note 14 – Financial Instruments with Off-Balance Sheet Risk (Continued)

making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Company’s financial instruments with off-balance sheet risk is as follows (in thousands):

	June 30,
	2008	2007

Commitments to extend credit	$10,545	$13,954
Unfunded commitments under lines of credit	12,732	10,431

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have 90-day fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but includes principally residential or commercial real estate.

Included in the above commitments to extend credit at June 30, 2008 were fixed rate commitments to grant loans of approximately $3,571,000 which had interest rates that range from 5.25% to 6.75%.

Note 15 – Concentration of Credit Risk

The Company grants loans to customers primarily located in Bucks County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 8. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Note 16 - Regulatory Restrictions

Dividend Restrictions

Federal banking laws, regulations, and policies limit the Bank’s ability to pay dividends and make other distributions to the Company. The Bank must obtain prior OTS approval to declare a dividend or make any other capital distribution if, after such dividend or distribution: (1) the Bank’s total distributions to the holding company within that calendar year would exceed 100 percent of its net income during the year plus retained net income for the prior two years; (2) the Bank would not meet capital levels imposed by the OTS in connection with any order; or (3) the Bank is not adequately capitalized at the time.

William Penn Bancorp, Inc.

Note 16 – Regulatory Restrictions (Continued)

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheets items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

Management believes, as of June 30, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2008, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core, Tier I risk-based and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented below (in thousands):

						To be Well Capitalized
						Under Prompt
			For Capital Adequacy			Corrective Action
	Actual		Purpose			Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of June 30, 2008:
Total risk-based capital	$41,667	25.9%	$	>12,890	>8.0%	$	>16,113	>10.0%
Core capital (to risk-weighted assets)	40,147	24.9		N/A	N/A		>9,668	>6.0
Core capital (to adjusted total assets)	40,147	14.3		>11,263	>4.0		>14,079	>5.0
Tangible capital (to adjusted total assets):	40,147	14.3		>4,224	>1.5		N/A	N/A

As of June 30, 2007 (as restated):
Total risk-based capital	$35,439	24.2%	$	>11,710	>8.0%	$	>14,638	>10.0%
Core capital (to risk-weighted assets)	34,589	23.6		N/A	N/A		>8,815	>6.0
Core capital (to adjusted total assets)	34,589	12.9		>10,781	>4.0		>13,477	>5.0
Tangible capital (to adjusted total assets):	34,589	12.9		>4,026	>1.5		N/A	N/A

William Penn Bancorp, Inc.

Note 16 – Regulatory Restrictions (Continued)

The following table presents a reconciliation of the Bank’s equity as determined using accounting principles generally accepted in the United States of America (GAAP) and its regulatory capital amounts (in thousands):

	June 30,
	2008	2007
		(as restated)

Bank GAAP Equity	$40,147	$34,415
Accumulated other comprehensive loss	—	174
Tangible Capital, Core Capital and Tier 1
Risk-Based Capital	40,147	34,589
Allowance for loan losses (excluding specific
reserves of $106 and $495 respectively)	1,804	1,265
Equity investments and other assets required to be
deducted	(284)	(415)
Total Risk-Based Capital	$41,667	$35,439

Note 17 – Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.

Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments.

Cash and Due from Banks and Interest Bearing Time Deposits

The carrying amounts of cash and due from banks and interest bearing time deposits approximate their fair value.

William Penn Bancorp, Inc.

Note 17 – Fair Value of Financial Instruments (Continued)

Securities available for sale and held to maturity

Fair values of securities are based on quoted market prices.

Loans Receivable, net

For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair values of fixed rate loans are estimated using discounted cash flow analyses at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Advances from Federal Home Loan Bank

Fair value of advances from Federal Home Loan Bank is estimated using discounted cash flow analyses, based on rates currently available to the Company for advances from Federal Home Loan Bank with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

Fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

William Penn Bancorp, Inc.

Note 17 – Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	June 30,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets:
Cash and due from banks	$7,233	$7,233	$14,229	$14,229
Interest bearing time deposits	5,137	5,137	3,418	3,418
Securities available for sale	5	5	25	25
Securities held to maturity	63,013	63,646	61,637	61,049
Loans receivable, net	197,025	199,130	180,204	178,285
Federal Home Loan Bank stock	4,058	4,058	3,838	3,838
Accrued Interest receivable:
Loans receivable	966	966	827	827
Investment securities	684	684	624	624
Mortgage-backed securities	57	57	30	30

Financial liabilities:
Non-interest bearing demand
deposits	1,268	1,268	1,755	1,755
NOW accounts	13,094	13,094	12,920	12,920
Money market accounts	38,131	38,131	37,516	37,516
Savings and club accounts	13,881	13,881	13,993	13,993
Certificates of deposit	94,720	96,068	92,756	92,395
Advances from Federal Home
Loan Bank	72,000	73,653	71,000	71,064
Accrued interest payable	302	302	369	369

Off-balance sheet financial
instruments	—	—	—	—

Note 18 – Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

William Penn Bancorp, Inc.

Note 19 – Financial Statements - Parent only

CONDENSED BALANCE SHEET
June 30,
2008
ASSETS	(dollars in thousands)

Cash	$3,650
Investment in subsidiary	40,147
Deferred income taxes	276
Accrued interest receivable and other assets	87

TOTAL ASSETS	$44,160

LIABILITIES AND STOCKHOLDER'S EQUITY

Other liabilities	$13
Stockholders' Equity	44,147

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$44,160

CONDENSED STATEMENT OF INCOME
For the period
of April 15 to
June 30, 2008
(dollars in thousands)
INCOME

Interest Income	$29
29
EXPENSE

Contribution to Charitable Foundation	814
Other	6
Total Other Expenses	820

Loss before Income Tax benefit	(791)

Income Tax Benefit	(270)
Loss before equity in undistributed net earnings of subsidiary	(521)
Equity in undistributed net earnings of subsidiary	467
NET LOSS	$(54)

William Penn Bancorp, Inc.

Note 19 – Financial Statements - Parent only (Continued)

Condensed Statements of Cash Flows
For the period
of April 15 to
June 30,
2008
(dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(54)
Adjustments to reconcile net loss to net cash used for
operating activities:
Equity in undistributed net earnings of subsidiary	(467)
Contribution of common stock to William Penn Bank
community foundation	670
Deferred income taxes	(277)
Increase in accrued interest receivable and other assets	(25)
Increase in accrued interest payable and other
Liabilities	13
Net Cash used for Operating Activities	(140)

Cash Flows from Investing Activities

Capital contribution in subsidiary Bank	(4,764)

Net Cash used for Investing Activities	(4,764)

Cash Flows from Financing Activities
Net Proceeds from issuance of Common Stock	8,554
Net Cash Provided by Financing
Activities	8,554
Net Increase in Cash and Cash
Equivalents	3,650
Cash and Cash Equivalents-Beginning	—
Cash and Cash Equivalents-Ending	$3,650

                     WILLIAM PENN BANCORP, INC.

                      8150 Route 13

                Levittown, Pennsylvania 19057

                        (215) 945-1200

Board of Directors
William J. Feeney, Chairman Retired Police Chief, Richboro, Pennsylvania
Charles Corcoran President, CEO and CFO William Penn Bank, FSB	Craig Burton Partner Burton & Browse LLP, CPAs
Glenn Davis Retired, Former Owner and President Davis Pontiac, Inc.	William B.K. Parry, Jr. William B. Parry & Son, Ltd. Insurance Agency

Executive Officers
Charles Corcoran, President, CEO and CFO
James D. Douglas, Vice President
Terry L. Sager, Corporate Secretary, Treasurer
Aswini Hiremath, Chief Accounting Officer

Special Counsel	Independent Auditors	Transfer Agent and Registrar
Malizia Spidi & Fisch, PC 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001	S.R. Snodgrass, A.C. 2100 Corporate Drive Suite 400 Wexford, PA 15090	Registrar & Transfer Company 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948