Form 10-K, Exhibit 13
period 2009-06-30
WILLIAM PENN BANCORP INC
filed 2009-09-28
CIK 1420821

William Penn

Bancorp, Inc.

2009ANNUAL REPORT

WILLIAM PENN BANCORP, INC.

2009 ANNUAL REPORT

TABLE OF CONTENTS

Page

Letter to Shareholders	1

Corporate Profile	2

Stock Market Information	2

Selected Consolidated Financial Data	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	4

Management’s Report on Internal Control Over Financial Reporting	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements	F-3

Notes to Consolidated Financial Statements	F-7

Corporate Information	Inside Back Cover

William Penn Bancorp, Inc.

8150 Route 13

Levittown, PA 74056

To Our Shareholders,

I am in the unenviable position of being a managing officer of a financial institution in the year 2009 trying to compose an encouraging letter to his stockholders. However, given what I know about the state of the banking industry these days, I must tell you that I am thankful for the financial condition of our corporation.

I don’t ever expect to use the word satisfied when talking about operating results. We will always strive to improve them. It is noteworthy that the 5.80% return on average equity that we achieved for the fiscal year ended June 30, 2009 is more than thirty times the recent market yield on six-month treasury securities. Throughout the year, our operating results have been significantly better than peer averages according to data supplied by our regulator. I received data from a major national firm showing the August 14, 2009 status of 35 Mutual Holding Companies listed on the Over-the-Counter Bulletin Board (OTCBB) or Pink Sheets. We were the only company on that list that had converted in the past five years whose current stock price was greater than its offering price. In fact, our stock price was 35% greater than its price in the IPO that occurred in April 2008.

We have not experienced severe losses on our assets to date. We believe that our allowance for loan losses provides adequate coverage for our problematic assets. What we do not know is how sustained or severe the country’s horrific economic situation will get. If it gets bad enough, I believe that we, like most other financial institutions, will be challenged. I don’t remember a time when capital was so greatly needed by our industry while it was so difficult to get. The standard for what constitutes adequate capitalization has been changed. Consultants inform us that they believe that our high capital ratios will serve us well should we encounter challenges or wish to avail ourselves of business opportunities in the future. The number of banks closed by the FDIC so far in 2009 is quickly approaching 100. I have read the prognostication of professionals who say that number may exceed 1000 within the next three years. In contrast, we are happy about our financial strength, and feel we have positioned ourselves well to survive this current economic and regulatory climate.

On behalf of the Board of Directors and Management, I thank you for your continued trust in our company and wish you health and success in the coming year.

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

STOCK MARKET INFORMATION

The Company’s common stock commenced trading on the OTC Bulletin Board under the symbol “WMPN” on April 16, 2008. The following table reflects the high and low bid prices for William Penn Bancorp, Inc. as reported on the OTC Bulletin Board since the commencement of trading. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The Company has not paid any dividends on the common stock. The Company’s ability to pay dividends to stockholders is, to some extent, dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low
June 30, 2009	$13.50	$12.00
March 31, 2009	13.50	13.00
December 31, 2008	13.60	13.50
September 30, 2008	14.00	13.75

June 30, 2008	$14.30	$14.00

At June 30, 2009, there were 3,641,018 shares of the Company’s common stock outstanding, including 2,548,713 shares held by William Penn, MHC and 67,022 shares held by William Penn Bank Community Foundation, and approximately 323stockholders of record. This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year
	Ended June 30,
	2009	2008	2007
			(as restated)
	(Dollars in thousands except per share data)

Balance Sheet Data:
Assets	$308,234	$282,133	$268,830
Loans receivable, net	219,939	197,025	180,204
Cash and amounts due from banks and interest- bearing time deposits	18,379	12,370	17,647
Securities available for sale	10	5	25
Securities held to maturity	59,015	63,013	61,637
Deposits	167,092	161,094	158,940
FHLB advances	89,000	72,000	71,000
Stockholders’ Equity	46,907	44,147	34,415

Summary of Operations:
Interest income	$16,552	$15,912	$15,352
Interest expense	8,143	9,670	10,113
Net interest income	8,409	6,242	5,239
Provision for loan losses	531	70	156
Net interest income after provision for loan losses	7,878	6,172	5,083
Noninterest income	269	259	267
Noninterest expense	4,187	6,080	3,042
Income before income taxes	3,960	351	2,308
Provision for income taxes	1,317	78	748
Net income	$2,643	$273	$1,560
Basic and diluted earnings (loss) per share*	$0.74	$(0.02)	$ N/A

Performance Ratios:
Return on average assets	0.89%	0.10%	0.60%
Return on average equity	5.80	0.78	4.67
Net interest rate spread	2.34	1.74	2.11
Net interest margin	2.88	2.35	2.51
Average interest-earning assets to average interest-bearing liabilities	119.24	116.54	116.13
Efficiency ratio	48.25	93.52	55.25
Noninterest expense to average assets	1.41	2.24	1.16
Asset Quality Ratios:
Non-performing loans to total loans	0.67	1.50	1.13
Non-performing assets to total assets	0.55	1.06	0.77
Net charge-offs (recoveries) to average loans outstanding	0.12	0.000	(0.005)
Allowance for loan losses to total loans	0.98	0.96	1.00
Allowance for loan losses to non-performing loans	147.00	63.90	89.15
Capital Ratios:
Average equity to average assets	15.36	12.97	12.75
Equity to assets at period end	15.22	15.65	12.80

____________________

*	Loss per share for the year ended June 30, 2008 based on earnings during the period from April 15, 2008 to June 30, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and results of operations of the Company should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words “believes,” “anticipates,” “contemplates,” “expects,” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs, expenses, and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

Our net interest income has improved during the past two years, primarily as a result of the effect of very low market interest rates on our cost of deposits. Our net interest margin has been negatively impacted by the high interest expense associated with the large volume of high cost, long-term, convertible borrowings on our balance sheet. As a strategy to lock in rates on funding beginning in the late 1990s we took long term advances to protect against rising rates. However, following the implementation of this strategy interest rates, instead of rising, fell to historic lows. As a result, these borrowings have been a drain on our profitability. In early December 2007 we refinanced $25 million of advances with a weighted average rate of 5.87% and took replacement advances totaling $30 million with a weighted average rate of 3.84%. We incurred a $1.5 million prepayment penalty in connection with this refinancing. Withinthe next 13 months we will have $23 million of our FHLB advances mature, most of these have very high interest rates. We believe that they can be replaced with much less costly funds if we do not elect to repay them outright. This should have a very beneficial effect on net interest income. However, the same low market interest rates that will have a beneficial effect on our cost of funds will have a deleterious effect on our interest income as our loans and investments are repriced, repaid, called, or mature. The borrowing of the FHLB advances, in an effort to lock in rates, was consistent with what has been our general operating philosophy: to avoid interest rate risk exposure.

Our profitability has also been negatively impacted by the relatively high rates we pay on deposits, the high cost of our FHLB advances, as discussed above, and our relatively low levels of noninterest income. Our strategy has been to cultivate a loyal customer base by providing personalized service, and we have generally competed on the deposit side by offering higher rates and lower fees and on the loan side by underwriting loans that we believe to be high quality, sound credits but that may not, for a variety of reasons, be eligible for re-sale in the secondary mortgage market. A significant amount of our loan originations are “investor loans” on non-owner occupied properties. As of June 30, 2009, $65.7 million of the loans within our $142.5 million portfolio of one-to-four family mortgage loans were investor loans.

We have generally sought to originate adjustable-rate loans and fixed-rate loans with terms of 20 years or less. We have avoided originating fixed-rate 30-year conventional mortgage loans because of the interest rate risk associated with such loans, and accordingly we generally originate such loans only for resale. The competitive market for loans has made it difficult to do any substantial volume of origination of 30-year fixed rate conventional rate loans for resale, but we have begun participating in the Federal Home Loan Bank of Pittsburgh Mortgage Partnership Finance Program (MPF) and we anticipate this will enable us to more profitably compete with the larger institutions that dominate the resale market. We intend also to increase our origination of multi-family and nonresidential mortgage loans and expect to continue to be predominantly a portfolio lender. We plan to hire additional staff to achieve the growth in loans, including business development officers, lenders, credit analysts and loan processors. This process has been delayed by the severe recession we have been experiencing and by our tendency not to incur excessive risk in these uncertain times. We intend to hire additional personnel and management support outside the lending department as well.

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

Comparison of Financial Condition at June 30, 2009 and June 30, 2008

Our total assets increased by $26.1 million to $308.2 million at June 30, 2009 from $282.1 million at June 30, 2008 primarily due to a $22.9 million increase in loans receivable, net to $219.9 million at June 30, 2009 from $197.0 million at June 30, 2008. Loan growth was primarily attributable to an increase of $12.8 million in loans secured by single-family dwellings and a $6.0 million increase in home equity lines of credit and $5.1 million increase in non-residential loans. This increase in the loan portfolio was partially funded by a decrease in securities held to maturity by $4.0 million to $59.0 million at June 30, 2009 from $63.0 million at June 30, 2008 and a decrease in interest-bearing time deposits by $2.6 million to $2.5 million at June 30, 2009 from $5.1 million at June 30, 2008. FHLB advances increased $17.0 million to $89.0 million at June 30, 2009 from $72.0 million at June 30, 2008. The increase in advances was primarily used to fund loan growth. The weighted average rate of advances decreased 68 basis points to 4.46% for year ended June 30, 2009 as compared to 5.14% for the same period in 2008. Cash and due from Banks increased by $8.6 million to $15.9 million from $7.2 million for the year ended June 30, 2009 and 2008 respectively. This increase was mostly due to an increase in deposits by $6.0 million to $167.1 million from $161.1 million for the year ended June 30, 2009 and 2008 respectively.

Stockholder’s equity increased $2.8 million to $46.9 million at June 30, 2009, from $44.1 million at June 30, 2008 primarily as the result of net income of $2.6 million during the year.

Comparison of Operating Results for the Years Ended June 30, 2009 and 2008

General. Net income for the year ended June 30, 2009 was $2.6 million ($0.74 per share) compared to net income of $273,000 for the year ended June 30, 2008. The lower net income for 2008 period was attributable to the $814,000 charitable contribution expense related to funding of the William Penn Bank Community Foundation, a $1.5 million penalty in connection with the prepayment of FHLB advances and $214,000 in expense related to the termination of our defined benefit plan. Without these expenses the net income for the 2008 fiscal year would have been approximately $1.4 million. Fiscal year 2009 net income was also higher due to a $2.2 million or 34.7% increase in net interest income, as falling interest rates dramatically decreased cost of funds. There was decrease of 112 basis points in interest expense on deposits because of the current interest rate environment and an increase in net interest margin by 53 basis points.

Interest Income. Total interest income increased $640,000 to $16.5 million for the year ended June 30, 2009, from $15.9 million for the year ended June 30, 2008. This increase resulted from an increase in average interest-earning assets which more than offset a decline in yield. Average interest-earning assets increased $25.9 million to $292.1 million for the year ended June 30, 2009 compared to $266.2 million for the year ended June 30, 2008 as the Bank continued to build its loan portfolio. The average yield on interest-earning assets, however, declined 31 basis points to 5.67% for the year ended June 30, 2009 compared to 5.98% for the year ended June 30, 2008. The decline in yield reflects lower market interest rates during the 2009 fiscal year.

Interest income on loans receivable was $13.4 million for the year ended June 30, 2009 compared to $11.9 million for the year ended June 30, 2008. There was a decrease of 17 basis points in the yield on the loan portfolio which was more than offset by a $29.9 million increase in the average balance of loans receivable. Average loans receivable were $216.1 million during the year ended June 30, 2009 compared to $186.2 million during the year ended June 30, 2008. Average yield on the loan portfolio was 6.21% for the year ended June 30, 2009 compared to 6.38% for the year ended June 30, 2008. Interest income on securities was $2.9 million for the year ended June 30, 2009 compared to $3.2 million for the year ended June 30, 2008 and was primarily the result of a 47 basis point decline in the yield to 4.87% for the year ended June 30, 2009 compared to 5.34% for the year ended June 30, 2008. Interest income on other interest-earning assets declined by $554,000 to $264,000 for the year ended June 30, 2009 from $818,000 for the year ended June 30, 2008 due to a reduction in dividends paid on FHLB stock and lower interest rates on interest-bearing time deposits.

Interest Expense. Total interest expense decreased by $1.5 million to $8.1 million for the year ended June 30, 2009 compared to $9.7 million for the year ended June 30, 2008. The decrease resulted primarily from a decrease in deposit expense as the average cost of deposits declined by 112 basis points to 2.71% for the year ended June 30, 2009 compared to 3.83% for the year ended June 30, 2008, more than offsetting $1.2 million increase in the average balance of interest-bearing deposits to $159.6 million for the year ended June 30, 2009 from $158.4 million the prior year. Interest expense on borrowings increased by $212,000 as a result of an increase in the average balance of advances by $15.4 million to $85.4 million for the year ended June 30, 2009. This was partially offset by a decrease in the average cost of borrowings of 68 basis points. The weighted average cost of borrowings outstanding throughout fiscal year June 30, 2009 was 4.46% while the weighted average cost of deposits for the year was 2.71%. It has been the Bank’s practice to consistently offer deposit rates toward the high end of current market ranges.

Net Interest Income. Our net interest margin for the year ended June 30, 2009 was 2.88% compared to 2.35% for the year ended June 30, 2008. The net interest rate spread increased to 2.34% for 2009 from 1.74% for 2008. There was a 31 basis point decrease in the yield on average interest-earning assets to 5.67% for the year ended June 30, 2009, from 5.98% for the year ended June 30, 2008. The average cost of interest-bearing liabilities declined to 3.32% for the year ended June 30, 2009, from 4.23% for the year ended June 30, 2008. The decrease in interest rates on deposits and borrowings offset the increase in average interest-bearing liabilities.

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

There was a $531,000 provision for loan losses made during the year ended June 30, 2009 compared to $70,000 in the year ended June 30, 2008. This was due to an increase in the balance of loans classified as substandard or special mention but particularly because of one borrower who has become severely delinquent on multiple loans secured by residential rental properties located in Trenton New Jersey. The allowance as a percentage of total loans was 0.98% at June 30, 2009 as compared to 0.96% at June 30, 2008 and as a percentage of non-performing loans was 147.0% at June 30, 2009 compared to 63.9% at June 30, 2008.

Other Income. Other income was $269,000 for the year ended June 30, 2009 compared to $259,000 for year ended June 30, 2008. Traditionally, other income has not been a significant area of our operations as we have not in the past focused on fee generation. We hold the bulk of our securities portfolio as held-to-maturity so gains or losses on the sales of securities is not a large item in noninterest income. We have no plans to seek fee income generation through the offering of complementary services or acquisition of fee-producing subsidiaries such as title insurance or third-party securities sales. We do not at present hold any bank owned life insurance.

Other Expenses. Other expenses totaled $4.2 million for the year ended June 30, 2009, a $1.9 million decrease compared to $6.1 million for the year ended June 30, 2008. Other expenses for the 2008 fiscal year were significantly impacted by several non-recurring expenses including an $814,000 in expense related to the Company’s contribution to William Penn Bank Community Foundation, a $1.5 million prepayment penalty incurred in connection with the refinancing of FHLB advances, $214,000 in expenses resulting from the termination of the defined benefit plan and a $220,000 increase in expenses resulting from amendments to the Directors Retirement Plan.

The Company experienced an increase in other categories of non-interest expense. Federal deposit insurance premiums expense increased $251,000 to $269,000 for the year ended June 30, 2009 compared to $18,000 for the year ended June 30, 2008. The FDIC increased the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first calendar quarter of 2009 and set the rate between 12 and 16 basis points thereafter. Deposit insurance expense also reflected a special assessment of 5 basis points on assets less Tier 1 capital at June 30, 2009, which amounted to $190,000 for the Bank. The FDIC has also established a program under which it fully guarantees all non-interest bearing transaction accounts and senior unsecured debt of a bank or its holding company. Institutions that did not opt out of the program by December 5, 2008 will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000 and 75 basis points of the amount of debt issued. The Company and the Bank did not opt out of either part of the program.

Professional fees increased $146,000 to $305,000 for the year ended June 30, 2009 from $159,000 for the year ended June 30, 2008 primarily due to the costs of operating as a public company. Other expenses classified as other increased $210,000 to $715,000 for the year ended June 30, 2009 compared to $505,000 for the year ended June 30, 2008 primarily due to increases in a variety of expense categories.

Provision for Income Taxes. The provision for income taxes was $1.3 million for the year ended June 30, 2009 compared to $78,000 for the year ended June 30, 2008 reflecting lower income for 2008. The effective tax rate was 33.3% and 22.2% for the years ended June 30, 2009 and 2008, respectively.

Average Balance Sheets. The following table sets forth certain information for the years ended June 30, 2009 and 2008. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances rather than daily balances has caused any material differences in the information presented.

	For the Year Ended June 30,
	2009			2008
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Net loans receivable(1)	$216,095	$13,424	6.21%	$186,244	$11,881	6.38%
Securities(2)	58,794	2,864	4.87	60,223	3,213	5.34
Other interest-earning assets(3)	17,224	264	1.53	19,689	818	4.15
Total interest-earning assets	292,113	16,552	5.67	266,156	15,912	5.98
Noninterest-earning assets	4,450			4,716
Total assets	$296,563			$270,872
Interest-bearing liabilities:
NOW accounts	$13,240	110	0.83%	$12,597	171	1.36
Money market accounts	38,456	745	1.94	37,989	1,327	3.49
Savings and club accounts	13,214	172	1.30	14,026	337	2.40
Certificates of deposit	94,687	3,304	3.49	93,766	4,235	4.52
Total deposits	159,597	4,331	2.71	158,378	6,070	3.83
Federal Home Loan Bank advances	85,385	3,812	4.46	70,000	3,600	5.14
Total interest-bearing liabilities	244,982	8,143	3.32	228,378	9,670	4.23
Noninterest-bearing demand accounts	1,496			1,522
Noninterest-bearing liabilities	4,539			5,840
Total liabilities	251,017			235,740
Stockholders’ equity	45,546			35,132
Total liabilities and stockholders’ equity	$296,563			$270,872
Net interest income		$8,409			$6,242
Interest rate spread(4)			2.34%			1.74%
Net interest margin (5)			2.88%			2.35%
Ratio of average interest-earning assets to average interest-bearing liabilities	119.24%			116.54%

_________________

(1)

Non-accruing loans have been included in loans receivable and the effect of such inclusion was not material. Allowance for loan losses has been included in noninterest-earning assets. Interest income on loans includes net amortized revenues (costs) on loans.

(2)	Includes both available for sale and held to maturity securities. For available for sale securities, fair value adjustments have been included in the average balance of noninterest-earning assets.
(3)	Includes interest-bearing deposits at other banks, federal funds purchased and Federal Home Loan Bank of Pittsburgh capital stock.
(4)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

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

	Year Ended June 30,			Year Ended June 30,
	2009 vs. 2008			2008 vs. 2007
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)
Interest and dividend income:
Loans	$1,866	$(323)	$1,543	$221	$143	$364
Securities	(74)	(275)	(349)	(37)	230	193
Other interest-earning assets	(91)	(463)	(554)	183	(180)	3
Total interest-earning assets	$1,701	$(1,061)	$640	$367	$193	$560

Interest expense:
NOW accounts	$-	$(61)	$(61)	$(5)	$(11)	$(16)
Money market accounts	16	(598)	(582)	131	(216)	(85)
Savings and club accounts	(18)	(147)	(165)	8	(53)	(45)
Certificates of deposit	42	(973)	(931)	15	--	15
Federal Home Loan Bank advances	727	(515)	212	73	(385)	(312)
Total interest-bearing liabilities	$767	$(2,294)	$(1,527)	$222	$(665)	$(443)

Change in net interest income	$934	$1,233	$2,167	$145	$858	$1,003

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

In response to recent negative economic developments, the Federal Open Market Committee initiated a series of interest rate cuts that has reduced the targeted Federal Funds rate from 5.25% in September 2007 to its current range of 0.00% to 0.25%. The most immediate impact of these rate cuts has been a reduction in our cost of funds since our deposits are generally priced off of short-term rates. The rate cuts have also restored a positive yield curve since long-term rates have not adjusted downward to the same degree as short-term rates. This has had a positive impact on our earnings since our liabilities are more rate-sensitive than our assets.

Quantitative Analysis. The following tables present William Penn Bank’s net portfolio value as of June 30, 2009. The net portfolio values shown in these tables were calculated by the Office of Thrift Supervision, based on information provided by William Penn Bank.

Interest Rate Sensitivity of Net Portfolio Value (NPV)

	At June 30, 2009
	Net Portfolio Value (In Thousands)		Net Portfolio Value as % of Present Value of Assets
Changes in Rates	$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
-100 bp	49,874	-484	-1%	15.29%	-31 bp
- 50 bp	50,036	-322	-1%	15.41%	-19 bp
0 bp	50,358			15.60%
+50 bp	49,213	-1,145	-2%	15.37%	-23 bp
+100 bp	48,704	-1,654	-3%	15.33%	-28 bp
+200 bp	45,779	-4,579	-9%	14.68%	-92 bp
+300 bp	41,790	-8,568	-17%	13.69%	-191 bp

Risk Measure for a Given Rate Shock

	June 30, 2009	June 30, 2008
Pre-Shock NPV Ratio
NPV as % of PVA Assets	15.60%	16.48%
Post Shock NPV Ratio	14.68%	14.33%
Sensitivity Measure
Decline in NPV Ratio	92 bp	214 bp
TB 13a Level Risk	Minimal	Minimal

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

Liquidity, Commitments, Capital Resources and Contractual Obligations

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

Regulatory Capital Compliance

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards. As of June 30, 2009, the Bank exceeded all applicable regulatory capital requirements and was well capitalized. See Note 15 to the consolidated financial statements for more information about the Bank’s regulatory capital compliance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving William Penn Bank’s facilities. These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage-backed securities, and commitments to extend credit to meet the financing needs of our customers. At June 30, 2009, we had no significant off-balance sheet commitments other than commitments to extend credit totaling $5.2 million and unfunded commitments under lines of credit totaling $15.0 million.

A summary of the Company’s financial instruments with off-balance sheet risk is as follows: (in thousands)

	June 30,
	2009	2008

Commitments to extend credit	$ 5,220	$10,545
Unfunded commitments under lines of credit	14,964	12,732

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding the Bank’s outstanding lending commitments at June 30, 2009, see Note 13 to the consolidated financial statements.

Contractual Obligations

	Total	Less Than 1	1-3	4-5	Over 5
Contractual Obligations	Amount	Year	Years	Years	Years
	(In Thousands)

Total time deposits	$95,873	$68,903	$16,858	$5,560	$4,552
Total borrowings	89,000	19,500	8,500	15,000	46,000

Total obligations	$184,873	$88,403	$25,358	$20,560	$50,552

In addition, as part of the reorganization and stock offering, the ESOP trust borrowed funds from William Penn Bancorp, Inc., and used those funds to purchase a number of shares equal to 8% of the common stock issued in the offering.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position

In May 2009, the FASB issued FAS No. 165, Subsequent Events, which requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. FAS No. 165 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. FAS No. 165 also requires entities to disclose the date through which subsequent events have been evaluated. FAS No. 165 was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of FAS No. 165 as of June 30, 2009, as required, and adoption did not have a material impact on Company’s results of operations or financial position.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP No. FAS 115-2 and FAS 124-2 did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued FAS No. 168, The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles. FAS No. 168 establishes the FASB Accounting Standards Codification (Codification), which was officially launched on July 1, 2009, and became the primary source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. FAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification is neither expected nor intended to change GAAP, the adoption of FAS No.168 will not have a material impact on its results of operations or financial position.

Change in Auditors

On May 21, 2008, the Company’s Board of Directors approved the dismissal of Beard Miller Company LLP (“Beard Miller”) as the Company’s independent certifying accountant. Beard Miller’s reports on the Company’s consolidated financial statements for the fiscal year ended June 30, 2007, did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the board of directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or because of declines in the degree of compliance with the policies or procedures.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

As of June 30, 2009, based on management’s assessment, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financing reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Charles Corcoran
Charles Corcoran
Chief Executive Officer and Chief Financial Officer

Date: September 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

William Penn Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of William Penn Bancorp, Inc. and subsidiary as of June 30, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Penn Bancorp, Inc. and subsidiary as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statements, effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

We were not engaged to examine management’s assertion about the effectiveness of William Penn Bancorp, Inc.’s internal control over financial reporting as of June 30, 2009, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting” and, accordingly, we do not express an opinion thereon.

/s/ S.R. Snodgrass, A.C.

Wexford, PA

September 25, 2009

William Penn Bancorp, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

	Year Ended June 30,
	2009	2008
ASSETS
Cash and due from banks	$734	$540
Interest-bearing deposits with other institutions	15,121	6,693
Total cash and cash equivalents	15,855	7,233
Interest-bearing time deposits	2,524	5,137
Securities available for sale	10	5
Securities held to maturity, fair value of $59,603 and $63,646	59,015	63,013
Loans receivable, net of allowance for loan losses	219,939	197,025
$2,180 and $1,910, respectively
Premises and equipment, net	1,953	1,805
Federal Home Loan Bank stock, at cost	4,932	4,058
Deferred income taxes	2,052	2,110
Real estate owned	206	-
Accrued interest receivable and other assets	1,748	1,747
TOTAL ASSETS	$308,234	$282,133

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits:
Non-interest-bearing	$2,916	$1,268
Interest-bearing	164,176	159,826
Total deposits	167,092	161,094
Advances from Federal Home Loan Bank	89,000	72,000
Advances from borrowers for taxes and insurance	2,157	2,081
Accrued interest payable and other liabilities	3,078	2,811
TOTAL LIABILITIES	261,327	237,986

Commitments and Contingencies	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, no par value,1,000,000 shares authorized;
no shares issued	-	-
Common Stock,$.10 par value, 49,000,000 shares authorized;
3,641,018 shares issued and outstanding	364	364
Additional paid-in capital	9,781	9,751
Unallocated common stock held by the
Employee Stock Ownership Plan (“ESOP”)	(743)	(830)
Retained earnings	37,505	34,862
Accumulated other comprehensive income	-	-
TOTAL STOCKHOLDERS’ EQUITY	46,907	44,147
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$308,234	$282,133

See accompanying notes to the audited consolidated financial statements.

William Penn Bancorp, Inc.

Consolidated Statements of Income

(Dollars in thousands, except share and per share data)

	Year Ended June 30,
	2009	2008
INTEREST INCOME

Loans receivable, including fees	$13,424	$11,881
Taxable securities	2,863	3,213
Exempt from federal income tax	1	-
Other	264	818
Total Interest Income	16,552	15,912
INTEREST EXPENSE

Deposits	4,331	6,070
Borrowings	3,812	3,600
Total Interest Expense	8,143	9,670

Net Interest Income	8,409	6,242

Provision For Loan Losses	531	70
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	7,878	6,172
OTHER INCOME

Service fees	127	126
Realized losses on sale of
available for sale securities	-	(1)
Other	142	134
Total Other Income	269	259
OTHER EXPENSES

Salaries and employee benefits	2,268	2,430
Occupancy and equipment	630	630
FHLB prepayment penalty	-	1,524
Contribution to charitable foundation	-	814
Professional fees	305	159
FDIC premium	269	18
Other	715	505
Total Other Expenses	4,187	6,080

Income Before Income Taxes	3,960	351

Income Tax Expenses	1,317	78
NET INCOME	$2,643	$273

Basic and diluted earnings per share (Note 4)	$0.74	$(0.02)

See accompanying notes to the audited consolidated financial statements.

William Penn Bancorp, Inc.

Consolidated Statements of Changes in Stockholders' Equity

Dollar amounts in thousands, except share and per share data)

				Unallocated
				Common		Accumulated
	Common Stock		Additional	Stock		Other	Total
	Number of		Paid-in	Held by	Retained	Comprehensive	Stockholders’	Comprehensive
	Shares	Amount	Capital	the ESOP	Earnings	Income/ Loss	Equity	Income
Balance- June 30, 2007	—	$—	$—	$—	$34,589	$(174)	$34,415

Net Income	—				273		273	$273
Change in unrecognized pension cost,
net of income taxes of $89						174	174	174
								$447
Comprehensive Income

Issuance of common stock for initial public
offering net of expenses of $ 725	1,025,283	102	9,426				9,528
Issuance of common stock to William Penn, MHC	2,548,713	255	(255)				-
Initial funding of William Penn, MHC			(100)				(100)
Issuance of common stock to William Penn Bank
Community Foundation	67,022	7	663				670
Stock purchased for ESOP				(874)			(874)
Allocation of ESOP Stock			17	44			61

Balance- June 30, 2008	3,641,018	364	9,751	(830)	34,862	-	44,147

Net income					2,643		2,643	$2,643

Allocation of ESOP Stock			30	87			117

Balance- June 30, 2009	3,641,018	$364	$9,781	(743)	$37,505	$-	$46,907

See accompanying notes to the audited consolidated financial statements.

William Penn Bancorp, Inc.

Consolidated Statements of Cash Flows (In Thousands)

	Year Ended June 30,
	2009	2008
Cash Flows from Operating Activities
Net income	$2,643	$273
Adjustments to reconcile net income to net cash provided by
operating activities:
Provision for loan losses	531	70
Provision for depreciation	150	164
Net accretion of securities premiums and discounts	(13)	(244)
Compensation expense on ESOP	117	61
Contribution of common stock to William Penn Bank
Community Foundation	-	670
Deferred income taxes	58	(383)
Origination of loans for sale	(3,680)	(589)
Proceeds from sale of loans	3,682	590
(Gain) loss on sale of loans	(2)	(1)
Realized losses on sales of securities	-	1
Increase in accrued interest receivable and other assets	(2)	(21)
Increase in accrued interest payable and other liabilities	267	545
Net Cash Provided by Operating Activities	3,751	1,136
Cash Flows from Investing Activities
Securities available for sale:
Purchases	(6)	(100)
Proceeds from sales of securities	-	120
Securities held to maturity:
Purchases	(32,906)	(23,284)
Maturities, calls and principal paydowns	36,917	22,152
Net increase in loans receivable	(23,650)	(16,891)
Interest bearing time deposits:
Purchases	(647)	(1,719)
Maturities and principal paydowns	3,260	-
Federal Home Loan Bank Stock:
Purchases	(955)	(220)
Repurchases	81	-
Purchases of premises and equipment	(298)	(32)
Net Cash used for Investing Activities	(18,204)	(19,974)
Cash Flows from Financing Activities
Net increase in deposits	5,998	2,154
Proceeds from advances from Federal Home Loan Bank	17,000	36,000
Repayment of advances from Federal Home Loan Bank	-	(35,000)
Increase in advances from borrowers for taxes and
insurance	76	134
Net proceeds from issuance of common stock	-	8,554
Net Cash Provided by Financing Activities	23,074	11,842
Net Increase (Decrease) in Cash and Cash Equivalents	8,622	(6,996)
Cash and Cash Equivalents-Beginning	7,233	14,229
Cash and Cash Equivalents-Ending	$15,855	$7,233
Supplementary Cash Flows Information
Interest paid	$8,103	$9,737
Income taxes paid	$1,650	$240

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

WPSLA Investment Corporation was incorporated under Delaware law in 2000 to hold securities for the Bank. At June 30, 2009, this subsidiary held $29.2 million of the Bank’s $59.0 million securities portfolio. All intercompany transactions and balances have been eliminated in consolidation.

Note 2- Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the determination of the allowance for loan losses and the evaluation of other-than-temporary impairment of securities.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing demand deposits.

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

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value.

Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the term of the securities.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent to sell the security or whether it’s more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. Management determines the appropriate classification of debt securities at the time of purchase.

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

performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses (Continued)

delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral- dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential mortgage loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets, through an agreement to repurchase them before their maturity.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives of the related assets:

Years
Office buildings and improvements	5 - 33
Furniture, fixtures, and equipment	5 - 10
Automobiles	4

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the years ended June 30, 2009 and 2008, was $36,000 and $33,000, respectively.

Income Taxes

Deferred taxes are provided on the liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

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

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholder’s equity section of the balance sheet, such items, along with the net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows (in thousands):

	Year Ended June 30,
	2009	2008
Unrealized holding gains (losses)
on available-for-sale securities	$-	$-
Reclassification adjustment for
(gains) losses included in net income	-	-
Reclassification adjustment for
unrecognized pension cost	-	49
Reclassification adjustment expense for
termination of defined benefit plan	-	214
Net Unrealized Gains	$-	$263
Income tax effect	-	89
Net of Tax Amount	$-	$174

Retirement Benefits

The pension plan was terminated in January 2008. Prior to that, substantially all employees were covered by the pension plan. The cost of the plan was based on actuarial computations of current and future benefits for employees. It was the Bank’s policy to

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

Retirement Benefits (Continued)

fund the recommended required contribution determined under the Employee Retirement Income Security Act.

Segment Report

The Company acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business, and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer, and mortgage loans; and the providing of other financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful.

New Accounting Standards

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position

In May 2009, the FASB issued FAS No. 165, Subsequent Events, which requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. FAS No. 165 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. FAS No. 165 also requires entities to disclose the date through which subsequent events have been evaluated. FAS No. 165 was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of FAS No. 165 as of June 30, 2009, as required, and adoption did not have a material impact on Company’s results of operations or financial position.

William Penn Bancorp, Inc.

Note 2- Summary of Significant Accounting Policies (Continued)

New Accounting Standards (Continued)

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The adoption of this FSP did not have a material effect on the Company’s results of operations or financial position.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP No. FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP No. FAS 115-2 and FAS 124-2 did not have a material impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued FAS No. 168, The ‘FASB Accounting Standards Codification’ and the Hierarchy of Generally Accepted Accounting Principles. FAS No. 168 establishes the FASB Accounting Standards Codification (Codification), which was officially launched on July 1, 2009, and became the primary source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. FAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification is neither expected nor intended to change GAAP, the adoption of FAS No.168 will not have a material impact on its results of operations or financial position.

Note 3 – Conversion to Mutual Holding Company

On April 15, 2008, William Penn Bank, FSB (the “Bank”) completed a reorganization from the mutual to the mutual holding company structure and became a wholly-owned subsidiary of William Penn Bancorp, Inc (the “Company”), a federally chartered corporation. As part of the transaction, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares

William Penn Bancorp, Inc.

Note 3 – Conversion to Mutual Holding Company (Continued)

purchased by the Bank’s Employee Stock Ownership Plan with funds borrowed from the Company) and issued 2,548,713 shares to William Penn, MHC. In addition, the Company contributed 67,022 shares to the William Penn Bank Community Foundation and $150,000 in cash. Prior to consummation of the reorganization, the Company had no assets or liabilities. Accordingly, the Company’s financial statements consist of those of the Bank for periods prior to April 15, 2008.

Note 4 - Earnings Per Share

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, the net income of $2,643,000 for the year ended June 30, 2009 and net loss of $54,000 from April 15, 2008, to June 30, 2008, will be used as the numerator.

The following table sets for the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	June 30,
	2009	2008

Weighted-average common shares outstanding	3,641,018	3,641,018

Average unearned ESOP shares	(78,324)	(84,222)

Weighted-average common shares and common stock
equivalents used to calculate basic and diluted earnings
per share	3,562,694	3,556,796

Note 5 – Investment in Interest-Bearing Time Deposits

The interest-bearing time deposits by contractual maturity are shown below (in thousands):

	Year Ended June 30,
	2009	2008
Due in one year or less	$2,130	$3,562
Due after one year through five years	394	1,575
	$2,524	$5,137

William Penn Bancorp, Inc.

Note 6 – Securities

The amortized cost and approximate fair value of securities are summarized as follows (in thousands):

	June 30, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available For Sale:
Mutual Funds	$10	$-	$-	$10
	$10	$-	$-	$10

Held to Maturity:
U.S. Government corporations
and agencies securities	$32,371	$669	$(82)	$32,958
Mortgage-backed securities	6,908	220	-	7,128
Collateralized mortgage obligations	19,236	271	(491)	19,016
Corporate bonds	201	1	-	202
Municipal bonds	299	-	-	299
Total	$59,015	$1,161	$(573)	$59,603

	June 30, 2008
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available For Sale:
Mutual Funds	$5	$-	$-	$5
	$5	$-	$-	$5

Held to Maturity:
U.S. Government corporations
and agencies securities	$49,005	$637	$(55)	$48,587
Mortgage-backed securities	10,631	67	(53)	10,645
Collateralized mortgage obligations	4,377	65	(28)	4,414
Total	$63,013	$769	$(136)	$63,646

William Penn Bancorp, Inc.

Note 6 – Securities (Continued)

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without penalties (in thousands).

	June 30, 2009
	Held to Maturity
	Amortized	Fair
	Cost	Value
Due in one year or less	$4,100	$4,191
Due after one year through five years	12,000	12,307
Due after five years through ten years	5,770	5,918
Due after ten years	11,001	11,043
Mortgage-Backed securities	6,908	7,128
Collateralized mortgage obligations	19,236	19,016
	$59,015	$59,603

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	June 30, 2009
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
U.S. Government
corporations and
agencies securities	$7,309	$(82)	$-	$-	$7,309	$(82)
Collateralized Mortgage
Obligations	6,695	(313)	2,503	(178)	9,198	(491)
Total Temporarily
Impaired securities	$14,004	$(395)	$2,503	$(178)	$16,507	$(573)

William Penn Bancorp, Inc.

Note 6 – Securities (Continued)

	June 30, 2008
	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
U.S. Government
corporations and
agencies securities	$7,469	$(30)	$1,496	$(25)	$8,965	$(55)
Mortgage-backed
securities	3,228	(53)	-	-	3,228	(53)
Collateralized Mortgage
Obligations	334	(1)	1,639	(27)	1,973	(28)
Total Temporarily
Impaired securities	$11,031	$(84)	$3,135	$(52)	$14,166	$(136)

The Company evaluates its investment securities holdings for other-than-temporary impairment (“OTTI”) on at least a quarterly basis. As part of this process, management considers its intent to sell each debt security and whether it is more likely than not the Company will be required to sell the security before its anticipated recovery. If either of these conditions is met, OTTI is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, management performs analysis to determine whether any of these securities are at risk for OTTI. To determine which individual securities are at risk for OTTI and should be quantitatively evaluated utilizing a detailed analysis, management uses indicators which consider various characteristics of each security including, but not limited to, the following: the credit rating; the duration and level of the unrealized loss; prepayment assumptions; and certain other collateral-related characteristics such as delinquency rates, the security’s performance, and the severity of expected collateral losses.

There are 17 positions that are impaired at June 30, 2009, including 12 positions in private-label collateralized mortgage obligations. Based on its analysis, management has concluded that the securities portfolio has experienced unrealized losses and a decrease in fair value due to interest rate volatility, illiquidity in the marketplace, and credit deterioration in the U.S. mortgage markets. However, the decline is considered temporary, since the Company does not intend to sell these securities nor is it more likely than not the Company would be required to sell the security before its anticipated recovery.

William Penn Bancorp, Inc.

Note 7 – Loans Receivable

The composition of net loans receivable is as follows (in thousands):

	Year Ended June 30,
	2009	2008

Mortgage loans on real estate:
Residential 1-4 family	$142,499	$129,709
Residential multi-family (five or more)	10,268	12,229
Commercial-non-residential	35,366	30,262
Construction	14,205	15,466
Land	3,999	4,041
Home equity and second mortgages	7,276	8,394
Equity lines of credit	12,142	6,161

Total Mortgage Loans on Real Estate	225,755	206,262

Consumer loans	2,347	2,450
Loans on savings accounts	420	336
Total Loans	228,522	209,048

Loans in process	(5,562)	(9,144)
Unearned loan origination fees	(841)	(969)
Allowance for loan losses	(2,180)	(1,910)
Net Loans	$219,939	$197,025

At June 30, 2009 and 2008, we had approximately $65.7 million and $55.7 million of loans on non-owner-occupied, one-to-four-family residences (“investor loans”), representing approximately 29.6% and 28.0% of total loans. The $65.7 million of one- to four-family investor loans includes $61.1 million of first mortgages; $734,000 of second mortgages; and $3.8 million of construction loans. The $55.7 million of one-to-four family investor loans includes $50.3 million of first mortgages; $1.2 million of second mortgages; and $4.2 million of construction loans.

William Penn Bancorp, Inc.

Note 7 – Loans Receivable (Continued)

The following is a summary of the allowance for loan losses (in thousands):

	Year Ended June 30,
	2009	2008

Balance, beginning	$1,910	$1,840
Provision for loan losses	531	70
Charge-offs	(261)	—
Recoveries	—	—
Balance, ending	$2,180	$1,910

The following is a summary of information pertaining to impaired and non-accrual loans (in thousands):

	Year Ended June 30,
	2009	2008
Impaired loans without a valuation of allowance	$1,713	$—
Impaired loans with a valuation allowance	4,155	4,123
Total Impaired Loans	$5,868	$4,123

Valuation allowance related to impaired loans	$561	$888
Total non-accrual loans	1,483	2,989
Total loans past due ninety days or more and still accruing	—	—

	Year Ended June 30,
	2009	2008
Average investment in impaired loans	$4,172	$4,135
Interest income recognized on impaired loans	403	365
Interest income recognized on cash basis on impaired loans	403	365

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The total amount of loans serviced for the benefit of others was approximately $5,305,000 and $2,011,000 at June 30, 2009 and 2008, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advances from borrowers for taxes and insurance.

William Penn Bancorp, Inc.

Note 7 – Loans Receivable (Continued)

In ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Activity consisted of the following (in thousands):

	Year Ended June 30,
	2009	2008
Beginning Balance	$1,669	$1,231
New loans	233	578
Repayments	(146)	(140)
Ending balance	$1,756	$1,669

Note 8 – Premises and Equipment

The components of premises and equipment are as follows (in thousands):

	Year Ended June 30,
	2009	2008
Land	$822	$822
Office buildings and improvements	2,163	1,943
Furniture, fixtures, and equipment	93	184
Automobiles	27	27
	$3,105	$2,976

Accumulated depreciation	(1,152)	(1,171)
	$1,953	$1,805

Depreciation expenses amounted to $150,000 and $164,000 for the years ended June 30, 2009 and 2008, respectively.

Note 9 – Deposits

Deposits and their respective weighted-average interest rate consist of the following major classifications (dollars in thousands):

	Year Ended June 30,
	2009		2008
	Weighted-		Weighted-
	Average		Average
	Interest		Interest
	Rate	Amount	Rate	Amount
Non-interest bearing demand accounts	0%	$2,916	0%	$1,268
NOW accounts	0.39	14,490	1.06	13,094
Money market accounts	1.15	40,273	2.43	38,131
Savings and club accounts	0.84	13,540	1.50	13,881
Certificates of deposit	3.00	95,873	4.01	94,720

	2.11%	$167,092	3.12%	$161,094

William Penn Bancorp, Inc.

Note 9 – Deposits (Continued)

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $35,897,000 and $35,118,000 at June 30, 2009 and 2008, respectively. Generally, deposits in excess of $250,000 are not insured by Federal Deposit Insurance Corporation.

The scheduled maturities of certificates of deposit are as follows (in thousands):

Fiscal year ending June 30:	2009
2010	$68,903
2011	13,309
2012	3,549
2013	4,174
2014	1,386
Thereafter	4,552
$95,873

A summary of interest expense on deposits is as follows (in thousands):

	Year Ended June 30,
	2009	2008
NOW	$110	$171
Money market	745	1,327
Savings and club	172	337
Certificates of deposit	3,304	4,235
	$4,331	$6,070

At June 30, 2009 and 2008, deposits from principal officers and directors and their affiliates were approximately $457,000 and $560,000, respectively.

Note 10 – Advances From Federal Home Loan Bank

The Bank has a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $130,468,000 at June 30, 2009 of which $89,000,000 was outstanding at June 30, 2009. Advances are secured by qualifying assets of the Bank, which include the Federal Home Loan Bank stock, mortgage-backed securities, and mortgage loans.

In December 2007, the Bank refinanced $25,000,000 of advances from the Federal Home Loan Bank, which had a weighted average rate of 5.87%. The refinancing was funded with new advances totaling $30,000,000, which have a weighted average interest rate of 3.84%. The transaction resulted in a prepayment penalty of approximately $1,524,000, which was reflected during 2008.

William Penn Bancorp, Inc.

Note 10 – Advances From Federal Home Loan Bank (Continued)

Advances from the Federal Home Loan Bank consist of the following (dollars in thousands):

		Year Ended June 30,
Maturity Date	Interest rate (%)	2009	2008

Aug-09	3.12 Fixed	$2,000	$—
Sep-09	5.84 Fixed	5,500	5,500
Feb-10	5.91 Convertible	4,000	4,000
Mar-10	6.05 Convertible	4,000	4,000
Apr-10	5.86 Convertible	4,000	4,000
Jul-10	6.54 Convertible	3,500	3,500
Sep-11	4.34 Fixed	5,000	—
Dec-13	4.22 Fixed	10,000	10,000
Dec-13	3.19 Fixed	5,000	—
Jun-15	4.04 Convertible	5,000	5,000
Sep-15	4.13 Convertible	5,000	5,000
Dec-16	4.49 Convertible	5,000	5,000
Dec-17	3.17 Convertible	5,000	5,000
Dec-17	3.81 Convertible	15,000	15,000
Aug-18	3.65 Convertible	5,000	—
May-23	3.59 Convertible	6,000	6,000

Total		$89,000	$72,000

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

Maturities of long-term debt at June 30, 2009 are as follows (in thousands):

June 30,
Fiscal year ending June 30:	2009
2010	$19,500
2011	3,500
2012	5,000
2013	—
2014	15,000
Thereafter	46,000
$89,000

William Penn Bancorp, Inc.

Note 11 – Income Taxes

The components of income tax expense are as follows (in thousands):

	Year Ended June 30,
	2009	2008
Federal:
Current	$1,259	$461
Deferred	58	(383)
	1,317	78
State, current	—	—
	$1,317	$78

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income is as follows (dollars in thousands):

	Year Ended June 30,
	2009		2008
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income
Federal income tax at statutory rate	$1,347	34.0%	$119	34.0%
State tax, net of federal benefit			—	—
Low income housing tax credit	(39)	(1.0)	(39)	(11.1)
Other	9	0.3	(2)	(0.7)
	$1,317	33.3%	$78	22.2%

Items that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	Year Ended June 30,
	2009	2008
Deferred tax assets:
Loan origination fees	$286	$329
Allowance for loan losses	781	703
Deferred director's fees	541	540
Deferred compensation	167	152
Premises and equipment	70	47
ESOP	15	-
Charitable Foundation Bancorp.	103	226
Other	89	113
	$2,052	$2,110
Deferred tax liabilities	—	—
Net Deferred Tax Asset	$2,052	$2,110

William Penn Bancorp, Inc.

Note 11 – Income Taxes (Continued)

Under the Internal Revenue Code, the Company is generally allowed a deduction for charitable contributions within a taxable year of 10% of its consolidated taxable income (with certain modifications). Any charitable contributions over the allowable amount will be deductible over each of the five succeeding taxable years, subject to the 10% of modified taxable income limitation. The Company expects to have a charitable contribution carryforward of approximately $270,000 as of its tax year ended June 30, 2009. This carryforward will expire during the tax year ending June 30, 2013. Upon review of the charitable contribution carryforward existing at June 30, 2009, the Company has determined that it is more likely than not that they will have sufficient taxable income during the five succeeding taxable years to be able to utilize 100% of the carryforward, and there has been no valuation allowance established for the carryfoward or any other deferred tax asset.

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

Retained earnings included $2,800,000 at June 30, 2009 and 2008, for which no provision for federal income tax has been made.These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

William Penn Bancorp, Inc.

Note 12 – Employee and Director Benefit Plans

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

The following table sets forth the aggregate funded status of the pension plan at June 30, 2008 (in thousands).

2008
Accumulated benefit obligation	$—

Change in benefit obligation:
Benefit obligation at beginning of the year	$1,483
Service cost	85
Interest cost	94
Actuarial (gain) loss	(69)
Settlement cost	(1,593)
Benefits paid	—
Benefit obligation at end of the year	—

Change in plan assets:
Fair value of plan assets at beginning of year	1,223
Actual return on plan assets	59
Employer contributions	322
Settlement	(1,593)
Benefits paid	—
Fair value of plan assets at end of year	$11

Funded Status	$11

Subsequent to the adoption of FAS No. 158:
Unrecognized net actuarial loss	$—
Unrecognized transition obligation	—
—
Income tax benefit	—

Net Amount Recognized in Accumulated Other
Comprehensive Loss	$—

William Penn Bancorp, Inc.

Note 12 – Employee and Director Benefit Plans (Continued)

Defined Benefit Plan: (Continued)

Components of net periodic benefit cost for the year ended June 30:	2008
Service cost	$85
Interest cost	94
Expected return on plan assets	(104)
Settlement cost	214
Amortization of net loss	16
Amortization of transition obligation	8
Net Periodic Pension Plan	$313

Assumptions used in determining the net periodic pension cost and the plan’s funded status for 2008 are as follows:

2008
Discount rate	4.53%
Rate increase in compensation levels	—
Expected long term rate of return on plan assets	8.50

The Bank’s pension plan asset allocations at June 30, 2008 are as follows:

Asset category	2008
Money Market	100%
William Penn Bank, FSB certificate of deposit	—
100%

401(k) Plan

The Bank has a savings plan qualified under Section 401(k) of the Internal Revenue Code which covers substantially all of its employees. Employees can contribute up to 50% of gross pay, and the Bank matches 25% of such contributions up to 12%. Savings plan expense charged to operations amounted to $34,000 and $32,000 for the years ended June 30, 2009 and 2008, respectively.

Employee Stock Ownership Plan (“ESOP”)

In connection with conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company. The ESOP trust acquired 87,384 shares of the Company’s stock from proceeds from a loan with Company. The Bank makes cash contributions on an annual basis sufficient to enable ESOP to make the required loan payments. Cash dividends paid on allocated shares are distributed to participants and cash dividends paid on unallocated shares are used to repay the outstanding debt of the ESOP.

William Penn Bancorp, Inc.

Note 12 – Employee and Director Benefit Plans (continued)

Employee Stock Ownership Plan (“ESOP”) (Continued)

ESOP trust’s outstanding loan bears interest at 6 percent and requires annual payment of principal and interest of $87,000 through December of 2018. The Company’s ESOP, which is internally leveraged, does not report the loans receivable extended to the ESOP as assets and does not report the ESOP debt due to the Company.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP in the Consolidated Balance Sheets. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expenses of $117,000 and $61,000 for the years ended June 30, 2009 and 2008, respectively.

	June 30,
	2009	2008
Shares committed to be released	4,369	4,369
Shares released for allocation	8,738	—
Unreleased shares	74,277	83,015
Total ESOP shares	87,384	87,384
Fair Value of unreleased shares (in thousands)	$1,003	$1,183

Directors Retirement Plan

The Bank has a retirement plan for the directors of the Bank, who are not full-time employees. Upon retirement, a director who agrees to serve as a consulting director to the Bank will receive a monthly benefit amount for a period of up to 120 months. During 2008, the Bank modified its retirement plan from a 60-months benefit plan to 120 months. The expense included in the consolidated statements of income for these benefits was $58,000 and $235,000 for the years ended June 30, 2009 and 2008, respectively. At June 30, 2009 and 2008, approximately $491,000 and $448,000 respectively, had been accrued under this plan.

William Penn Bancorp, Inc.

Note 12 – Employee and Director Benefit Plans (continued)

Director Deferred Compensation Plan

The Bank has deferred compensation plans for certain directors of the Bank whereby they can elect to defer their directors’ fees. Under the plans’ provisions, benefits which accrue at the Bank’s highest certificate of deposit rate will be payable upon retirement, death, or permanent disability. At June 30, 2009 and 2008, approximately $1,590,000 and $1,588,000, respectively, had been accrued. Interest expense included in the consolidated statements of income for these benefits was $67,000 and $71,000 for the years ended June 30, 2009 and 2008, respectively.

Note 13 – Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Company’s financial instruments with off-balance sheet risk is as follows (in thousands):

	June 30,
	2009	2008

Commitments to extend credit	$5,220	$10,545
Unfunded commitments under lines of credit	14,964	12,732

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

William Penn Bancorp, Inc.

Note 13 – Financial Instruments with Off-Balance Sheet Risk (Continued)

Included in the above commitments to extend credit at June 30, 2009 were fixed rate commitments to grant loans of approximately $3,545,000 which had interest rates that range from 4.25% to 7.125%.

Note 14 – Concentration of Credit Risk

The Company grants loans to customers primarily located in Bucks County, Pennsylvania. The concentration of credit by type of loan is set forth in Note 7. Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Note 15 - Regulatory Restrictions

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

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheets items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

Management believes, as of June 30, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

William Penn Bancorp, Inc.

Note 15 – Regulatory Restrictions (Continued)

As of June 30, 2009, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core, Tier I risk-based and total risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented below (in thousands):

					To be Well Capitalized
					under Prompt
			For Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2009:
Total risk-based capital	$44,690	24.6%	$>14,561	>8.0%	$>18,201	>10.0%
Core capital (to risk-weighted assets)	42,789	23.5	N/A	N/A	>10,921	>6.0
Core capital (to adjusted total assets)	42,789	13.9	>12,320	>4.0	>15,400	>5.0
Tangible capital (to adjusted total assets):	42,789	13.9	>4,620	>1.5	N/A	N/A

As of June 30, 2008:
Total risk-based capital	$41,667	25.9%	$>12,890	>8.0%	$>16,113	>10.0%
Core capital (to risk-weighted assets)	40,147	24.9	N/A	N/A	>9,668	>6.0
Core capital (to adjusted total assets)	40,147	14.3	>11,263	>4.0	>14,079	>5.0
Tangible capital (to adjusted total assets):	40,147	14.3	>4,224	>1.5	N/A	N/A

The following table presents a reconciliation of the Bank’s equity as determined using accounting principles generally accepted in the United States of America (GAAP) and its regulatory capital amounts (in thousands):

	June 30,
	2009	2008

Bank GAAP Equity	$42,789	$40,147
Accumulated other comprehensive loss	—	—
Tangible Capital, Core Capital and Tier 1
Risk-Based Capital	$42,789	$40,147
Allowance for loan losses (excluding specific
reserves of $106 for 2008)	2,180	1,804
Equity investments and other assets required to be
deducted	(279)	(284)
Total Risk-Based Capital	$44,690	$41,667

William Penn Bancorp, Inc.

Note 16 – Fair Value of Financial Instruments

Effective July 1, 2008, the Company adopted the provisions of FAS No. 157, Fair Value Measurements, for financial assets and financial liabilities. FAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The FASB issued Staff Position No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removed leasing transactions accounted for under FAS No. 13 and related guidance from the scope of FAS No. 157. The FASB also issued Staff Position No.157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of FAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

FAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by FAS No. 157 hierarchy are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:

Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:

Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets and Liabilities Measured on a Recurring Basis

The following table presents the assets reported on the balance sheet at their fair value as of June 30, 2009, by level within the fair value hierarchy (in thousands). As required by FAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2009
	Level I	Level II	Level III	Total
Assets:
Investments available-for sale	$10	$—	$—	$10

William Penn Bancorp, Inc.

Note 16 – Fair Value of Financial Instruments (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets and liabilities to be assessed for impairment or recorded at the lower of cost or fair value.

Impaired loans are generally measured for impairment using the fair value of the collateral supporting the loan. Evaluating impaired loan collateral is based on level 3 inputs utilizing outside appraisals adjusted by management for sales costs and other assumptions regarding market conditions to arrive at fair value. At June 30, 2009, impaired loans with a carrying value of $5,868,000 were reduced by specific valuation allowance totaling $561,000 resulting in a net fair value of $5,307,000, based on Level 3 inputs.

Other real estate owned (OREO) is measured at fair value, based on appraisals less cost to sell at the date of foreclosure. Valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell. Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO.

Assets measured at fair value on a non-recurring basis are summarized (in thousands):

	June 30, 2009
	Level I	Level II	Level III	Total
Assets:
Impaired loans	$—	$—	$5,307	$5,307
Other real estate owned	—	206	—	206
	—	206	5,307	5,513

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.

Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

William Penn Bancorp, Inc.

Note 16 – Fair Value of Financial Instruments (Continued)

The following information should not be interpreted as an estimate of the fair value of the entire Company, since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments.

Cash and Due from Banks and Interest Bearing Time Deposits

The carrying amounts of cash and due from banks and interest bearing time deposits approximate their fair value.

Securities Available for Sale and Held to Maturity

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Receivable, net

For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair values of fixed rate loans are estimated using discounted cash flow analyses at market interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock

The carrying amount of Federal Home Loan Bank stock approximates fair value.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits

Fair values for demand deposits, savings accounts, and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on similar instruments with similar maturities.

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

William Penn Bancorp, Inc.

Note 16 – Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and amounts due from banks	$15,855	$15,855	$7,233	$7,233
Interest bearing time deposits	2,524	2,524	5,137	5,137
Securities available for sale	10	10	5	5
Securities held to maturity	59,015	59,603	63,013	63,646
Loans receivable, net	219,939	228,431	197,025	199,130
Federal Home Loan Bank stock	4,932	4,932	4,058	4,058
Accrued Interest receivable:
Loans receivable	1,022	1,022	966	966
Investment securities	410	410	684	684
Mortgage-backed securities	94	94	57	57

Financial liabilities:
Non-interest bearing demand deposits	2,916	2,916	1,268	1,268
NOW accounts	14,490	14,490	13,094	13,094
Money market accounts	40,273	40,273	38,131	38,131
Savings and club accounts	13,540	13,540	13,881	13,881
Certificates of deposit	95,873	98,451	94,720	96,068
Advances from Federal Home Loan Bank	89,000	93,775	72,000	73,653
Accrued interest payable	342	342	302	302

Off-balance sheet financial instruments	—	—	—	—

Note 17 – Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

Note 18 – Subsequent Events

The Company assessed events occurring subsequent to June 30, 2009 through September 25, 2009, for potential recognition and disclosure in the consolidated financial statements. No events have occurred that would require adjustment to or disclosure in the consolidated financial statements which were issued on September 25, 2009.

William Penn Bancorp, Inc.

Note 19 – Financial Statements - Parent only

CONDENSED BALANCE SHEET
	June 30,
	2009	2008
	(dollars in thousands)

Cash	$3,779	$3,650
Investment in subsidiary	42,789	40,147
Deferred income taxes	103	276
Accrued interest receivable and other assets	247	87

TOTAL ASSETS	$46,918	$44,160

LIABILITIES AND STOCKHOLDER’S EQUITY

Other liabilities	$11	$13
Stockholders’ equity	46,907	44,147

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$46,918	$44,160

CONDENSED STATEMENT OF INCOME

		For the period
		of April 15 to
	June 30, 2009	June 30, 2008
	(dollars in thousands)
INCOME

Interest Income	$125	$29
	125	29
EXPENSE

Contribution to charitable foundation	—	814
Other	122	6
Total Other Expenses	122	820

Gain(Loss) before Income Tax Expense (Benefit)	3	(791)

Income tax expense (benefit)	1	(270)
Income/(loss) before equity in undistributed net earnings of subsidiary	2	(521)
Equity in undistributed net earnings of subsidiary	2,641	467
NET INCOME/ (LOSS)	$2,643	$(54)

William Penn Bancorp, Inc.

Note 19 – Financial Statements - Parent only (Continued)

	June 30, 2009	For the period of April 15 to June 30, 2008

Cash Flows from Operating Activities
Net income(loss)	$2,643	$(54)
Adjustments to reconcile net income(loss) to net cash provided by
(used for) operating activities:
Equity in undistributed net earnings of subsidiary	(2,641)	(467)
Contribution of common stock to William Penn Bank
community foundation	—	670
Deferred income taxes	173	(277)
Increase in accrued interest receivable and other assets	(42)	(25)
Increase (decrease) in accrued interest payable and other
liabilities	(4)	13
Net Cash provided by (used for) Operating Activities	129	(140)

Cash Flows from Investing Activities

Capital contribution in subsidiary Bank	—	(4,764)
Net Cash used for Investing Activities	—	(4,764)

Cash Flows from Financing Activities
Net Proceeds from issuance of Common Stock	—	8,554
Net Cash Provided by Financing
Activities	—	8,554
Net Increase in Cash and Cash
Equivalents	129	3,650
Cash and Cash Equivalents-Beginning	3,650	—
Cash and Cash Equivalents-Ending	$3,779	$3,650

WILLIAM PENN BANCORP, INC.

8150 Route 13

Levittown, Pennsylvania 74056-5215

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