Form 10-K, Exhibit 13
period 2010-06-30
WILLIAM PENN BANCORP INC
filed 2010-09-28
CIK 1420821

William Penn
Bancorp, Inc.

2010 ANNUAL REPORT

William Penn Bancorp, Inc.
2010 Annual Report

William Penn Bancorp, Inc.
8150 Route 13
Levittown, PA 74056

To Our Shareholders,

In the Spring of this year I was given the privilege of becoming President of William Penn Bancorp, Inc. and I am very thankful for the opportunity.  While working at William Penn for twenty four years, I developed a deep respect for its loyal customers, its dedicated employees, and its highly competent management team.  Their careful investing, prudent underwriting, and economic foresight gave the Bank a strong foundation that enabled us to navigate through the recent financial crisis relatively unscathed in comparison to our peers.

I am pleased to announce record earnings for the fiscal year ended June 30, 2010 of $3,386,000.  Our return on average assets and return on average equity ratios were a healthy 1.07% and 6.93%, respectively, among the highest echelon of our peers.  We continue to operate our business efficiently which has been the hallmark of our institution.  Asset quality remains high as evidenced by our low ratio of non-performing assets to total assets of .52%.  I am also pleased to report that our stock price has held steady throughout the year counteracting industry trends.

 Construction has begun on a new branch facility which we expect will open for business in the Spring of 2011.  We are excited for the opportunity to increase our customer base and serve another segment of our local community.  An extensive marketing campaign has recently been developed which will be rolled out over the next few months.  We are also about to embark on a new community service program, allowing our employees the opportunity to assist a variety of local charities that provide services to those in need.

As we look to the future, there are many uncertainties.  National and local economies are still struggling, unemployment remains high, and recently enacted financial reform legislation means a new regulator for our institution along with increased operating costs.  Despite these issues, we believe there are opportunities in any economic environment, and we will work hard to find our niche in what economists are now calling “the new normal.”

On behalf of our Board of Directors and the rest of our management team, I want to thank you for your investment in our Company, and your continued support.

                              Sincerely,

                              /s/ Terry L. Sager

                              Terry L. Sager
                              President

CORPORATE PROFILE

William Penn Bancorp, Inc. (the “Company”) was organized by William Penn Bank, FSB to become its mid-tier holding company upon completion of its reorganization from the mutual savings bank to the mutual holding company structure.  As part of the reorganization, the Company sold 1,025,283 shares of its common stock, $.10 par value, to the public at $10.00 per share (including 87,384 shares purchased by the Bank’s Employee Stock Ownership Plan with funds borrowed from the Company) and issued 2,548,713 shares to William Penn, MHC.  In addition, the Company contributed 67,022 shares to the William Penn Bank Community Foundation.

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

STOCK MARKET INFORMATION

The Company’s common stock trades on the OTC Bulletin Board under the symbol “WMPN.”  The following table reflects the high and low bid prices for William Penn Bancorp, Inc. as reported on the OTC Bulletin Board for each quarter during the past two fiscal years.  The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.  The Company has not paid any dividends on the common stock.  The Company’s ability to pay dividends to stockholders is, to some extent, dependent upon the dividends it receives from the Bank which is subject to certain regulatory restrictions on the payment of dividends.

Quarter Ended	High	Low
June 30, 2010	$13.60	$13.50
March 31, 2010	14.00	13.50
December 31, 2009	13.50	13.50
September 30, 2009	13.50	13.50

June 30, 2009	$13.50	$12.00
March 31, 2009	13.50	13.00
December 31, 2008	13.60	13.50
September 30, 2008	14.00	13.75

At June 30, 2010, there were 3,641,018 shares of the Company’s common stock outstanding, including 2,548,713 shares held by William Penn, MHC and 67,022 shares held by William Penn Bank Community Foundation, and approximately 312 stockholders of record.  This number does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended June 30,
	2010	2009	2008
	(Dollars in thousands) except per share data)
Balance Sheet Data:
Assets	$326,369	$308,234	$282,133
Loans receivable, net	230,367	219,939	197,025
Cash and amounts due from banks and interest- bearing time deposits	20,407	18,379	12,370
Securities available for sale	16,447	10	5
Securities held to maturity	48,014	59,015	63,013
Deposits	181,281	167,092	161,094
FHLB advances	89,000	89,000	72,000
Stockholders’ Equity	51,207	46,907	44,147

Summary of Operations:
Interest income	$16,014	$16,552	$15,912
Interest expense	6,838	8,143	9,670
Net interest income	9,176	8,409	6,242
Provision for loan losses	379	531	70
Net interest income after provision for loan losses	8,797	7,878	6,172
Noninterest income	489	269	259
Noninterest expense	4,224	4,187	6,080
Income before income taxes	5,062	3,960	351
Provision for income taxes	1,676	1,317	78
Net income	$3,386	$2,643	$273
Basic and diluted earnings (loss) per share*	$0.95	$0.74	$(0.02)

Performance Ratios:
Return on average assets	1.07%	0.89%	0.10%
Return on average equity	6.93	5.80	0.78
Net interest rate spread	2.53	2.34	1.74
Net interest margin	2.95	2.88	2.35
Average interest-earning assets to average interest-bearing liabilities	119.25	119.24	116.54
Efficiency ratio	43.70	48.25	93.52
Noninterest expense to average assets	1.34	1.41	2.24
Asset Quality Ratios:
Non-performing loans to total loans	0.62	0.67	1.50
Non-performing assets to total assets	0.52	0.55	1.06
Net charge-offs (recoveries) to average loans outstanding	0.04	0.12	0.00
Allowance for loan losses to total loans	1.13	0.98	0.96
Allowance for loan losses to non-performing loans	181.91	147.00	63.90
Capital Ratios:
Average equity to average assets	15.47	15.36	12.97
Equity to assets at period end	15.69	15.22	15.65
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

Our net interest income has improved during the past two years, primarily as a result of the effect of very low market interest rates on our cost of deposits. Our net interest margin had been negatively impacted by the high interest expense associated with the large volume of high cost, long-term, convertible borrowings on our balance sheet.  As a strategy to lock in rates on funding beginning in the late 1990s we took long term advances to protect against rising rates.  However, following the implementation of this strategy interest rates, instead of rising, fell to historic lows.  In the last 12 months we had $19.5 million of our FHLB advances mature; most of which had very high interest rates. They were replaced with much less costly funds. This has had a very beneficial effect on net interest income. However, the same low market interest rates that will have a beneficial effect on our cost of funds will have a deleterious effect on our interest income as our loans and investments are repriced, repaid, called, or mature. The borrowing of the FHLB advances, in an effort to lock in rates, was consistent with what has been our general operating philosophy: to avoid interest rate risk exposure.

Our profitability has also been negatively impacted by the comparatively high rates we pay on deposits, the high cost of our FHLB advances, as discussed above, and our relatively low levels of noninterest income.  Our strategy has been to cultivate a loyal customer base by providing personalized service, and we have generally competed on the deposit side by offering higher rates and lower fees and on the loan side by underwriting loans that we believe to be high quality, sound credits but that may not, for a variety of reasons, be eligible for re-sale in the secondary mortgage market.  A significant amount of our loan originations are “investor loans” on non-owner occupied properties.  As of June 30, 2010, $69.4 million of the loans within our $155.7 million portfolio of one-to-four family mortgage loans were investor loans.

We have generally sought to originate adjustable-rate loans and fixed-rate loans with terms of 20 years or less.  We have avoided originating fixed-rate 30-year conventional mortgage loans because of the interest rate risk associated with such loans, and accordingly we generally originate such loans only for resale.  The competitive market for loans has made it difficult to do any substantial volume of origination of 30-year fixed rate conventional rate loans for resale, but we have begun participating in the Federal Home Loan Bank of Pittsburgh Mortgage Partnership Finance Program (MPF) and we anticipate this will enable us to more profitably compete with the larger institutions that dominate the resale market.  We intend also to increase our origination of multi-family and nonresidential mortgage loans and expect to continue to be predominantly a portfolio lender.  We plan to hire additional staff to achieve the growth in loans, including business development officers, lenders, credit analysts and loan processors.  This process has been delayed by the severe recession we have been experiencing and by our tendency not to incur excessive risk in these uncertain times. We have hired additional personnel and management support outside the lending department.

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

Furthermore, noninterest expense in the future will be impacted by our plan to expand our branch network. Construction has begun on a new branch in Levittown which will be completed in the Spring of 2011. We also anticipate additional branch expansion over the next five years. This will lead to higher compensation and benefits expenses going forward as the result of our plans to hire additional personnel and expand the size of our lending department.

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

Allowance for Loan Losses.The allowance for loan losses is maintained by management at a level which represents their evaluation of known and inherent losses in the loan portfolio at the consolidated balance sheet date that are both probable and reasonable to estimate.  Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent losses in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors.  This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

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

Other-than-Temporary Investment Security Impairment. Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary.  Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reasons underlying the decline, the intent to sell the security or whether it’s more likely than not that the Company would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other-than-temporary.  The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospect for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment.  Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Comparison of Financial Condition at June 30, 2010 and June 30, 2009

Our total assets increased by $18.1 million to $326.4 million at June 30, 2010 from $308.2 million at June 30, 2009, primarily due to an increase in loans receivable, net and investment securities. The loan portfolio grew by $10.4 million to $230.4 million at June 30, 2010 from $219.9 million at June 30, 2009. The increase in loans receivable, net was attributable to an $8.8 million increase in commercial non-residential real estate loans and a $2.7 million increase in residential one-to-four family loans. Home equity lines of credit grew by $6.5 million offsetting an $8.6 million decline in construction loans. Home equity loans and second mortgages decreased by $1.4 million. Available for sale securities at June 30, 2010 increased to $16.4 million compared to $10,000 at June 30, 2009, due to the reclassification of private label mortgage-backed securities discussed below. Held to maturity securities decreased to $48.0 million at June 30, 2010 from $59.0 million at June 30, 2009. There was a net increase of $5.4 million in securities as of June 30, 2010. There was also an increase in cash and due from banks of $3.5 million which was partially offset by a decrease in interest-earning time deposits. Interest earning time deposits decreased to $1.1 million at June 30, 2010 from $2.5 million at June 30, 2009. There was a very nominal growth of $530,000 in premises and equipment and accrued interest receivable and other assets which was partially offset by a decrease in deferred income taxes by $356,000.

An important change to note in our assets as of June 30, 2010 is the significant increase in securities available-for-sale. We have always been a “buy-and-hold” investor. Our Board of Directors decided to reclassify all of our Private Label CMO’s as available-for-sale. This was done to facilitate monitoring our financial statements and to provide management with greater on balance sheet liquidity.

Deposits increased by $14.2 million to $181.3 million at June 30, 2010 from $167.1 million at June 30, 2009. Increase in deposits was primarily due to increase in certificate of deposits by $9.2 million to $105.0 million at June 30, 2010 from $95.9 million at June 30, 2009. Money market deposits also grew to $43.9 million at June 30, 2010 as compared to $40.3 million at June 30, 2009. Advances from the FHLB stayed the same for both periods at June 30, 2010 and 2009; however, individual advances within the portfolio matured and were replaced during the year.  For the year ended June 30, 2010, the average cost of interest-bearing deposits and FHLB advances declined 89 and 30 basis points, respectively, resulting in a decline of $304,000 in accrued interest payable and other liabilities.

Stockholders’ equity grew by $4.3 million to $51.2 million at June 30, 2010, from $46.9 million at June 30, 2009. The increase was primarily the result of the Company’s net income of $3.4 million for the year ended June 30, 2010 and a $796,000 increase in accumulated other comprehensive income.

Comparison of Operating Results for the Years Ended June 30, 2010 and 2009

General. Net income for the year ended June 30, 2010 was $3.4 million ($0.95 per basic and diluted share) compared to net income of $2.6 million ($0.74 per basic and diluted share) for the year ended June 30, 2009. The increased income was mainly attributable to a decrease in interest expense on deposits. Falling interest rates dramatically decreased our cost of funds.  There was decrease of 89 basis points in interest expense on deposits because of the current interest rate environment and an increase in our net interest margin of 7 basis points.

Interest Income. There was a decrease of $538,000 in total interest income for the year ended June 30, 2010 as compared to the year ended June 30, 2009. The decrease in interest income is mainly attributable to decrease in interest income on securities of $621,000 to $2.2 million for the year ended

June 30, 2010 as compared to $2.9 million for the year ended June 30, 2009. Interest income on loans receivable increased $280,000 for the year ended June 30, 2010 to $13.7 million from $13.4 million for the year ended June 30, 2009. This was offset by a decrease in interest income on other interest-earning assets of $197,000 for the year ended June 30, 2010. Average yields for loans receivable, securities and interest earning assets declined 21, 108, and 125 basis points, respectively, for the year ended June 30, 2010.

Interest income on loans receivable was $13.7 million for the year ended June 30, 2010 compared to $13.4 million for the year ended June 30, 2009.  There was a decrease of 21 basis points in the yield on the loan portfolio which was more than offset by a $12.1 million increase in the average balance of loans receivable.  Average loans receivable were $228.2 million during the year ended June 30, 2010 compared to $216.1 million during the year ended June 30, 2009.  Average yield on the loan portfolio was 6.00% for the year ended June 30, 2010 compared to 6.21% for the year ended June 30, 2009.  Interest income on securities was $2.2 million for the year ended June 30, 2010 compared to $2.9 million for the year ended June 30, 2009 primarily due to a 108 basis point decline in the yield to 3.79% for the year ended June 30, 2010 compared to 4.87% for the year ended June 30, 2009.  Interest income on other interest-earning assets declined by $197,000 to $67,000 for the year ended June 30, 2010 from $264,000 for the year ended June 30, 2009 due to a reduction in dividends paid on FHLB stock and lower interest rates on interest-bearing time deposits. There was a 125 basis point decline in the yield on other interest-earning assets to 0.28% for the year ended June 30, 2010 compared to 1.53% at June 30, 2009 reflecting market rates.

Interest Expense. Total interest expense decreased by $1.3 million to $6.8 million for the year ended June 30, 2010 compared to $8.1 million for the year ended June 30, 2009.  The decrease resulted primarily from a decrease in deposit expense as the average cost of deposits declined by 89 basis points to 1.82% for the year ended June 30, 2010 compared to 2.71% for the year ended June 30, 2009, offsetting the effect of an $11.7 million increase in the average balance of interest-bearing deposits to $171.3 million for the year ended June 30, 2010 from $159.6 million the prior year. The decrease in interest expense on interest-bearing deposits was mainly attributable to certificate of deposits; there was a 99 basis point decline in average cost of certificates of deposit to 2.50% for the year ended June 30, 2010 compared to 3.49% for the same period in 2009 offsetting the $6.8 million increase in the average balance to $101.5 million at June 30, 2010 from $94.7 million at June 30, 2009. Interest expense on borrowings decreased very nominally by $89,000 despite an increase in the average balance of advances by $4.2 million to $89.6 million for the year ended June 30, 2010. This decline was caused by a decrease in the average cost of borrowings of 30 basis points.  The weighted average cost of borrowings outstanding throughout fiscal year June 30, 2010 was 4.16% while the weighted average cost of deposits for the year was 1.82%.  It has been the Bank’s practice to consistently offer deposit rates toward the high end of current market ranges.

Net Interest Income. Our net interest margin for the year ended June 30, 2010 was 2.95% compared to 2.88% for the year ended June 30, 2009.  The net interest rate spread increased to 2.53% for 2010 from 2.34% for 2009.  There was a 52 basis point decrease in the yield on average interest-earning assets to 5.15% for the year ended June 30, 2010, from 5.67% for the year ended June 30, 2009.  The average cost of interest-bearing liabilities declined to 2.62% for the year ended June 30, 2010, from 3.32% for the year ended June 30, 2009. The decrease in interest rates on deposits and borrowings offset the increase in average interest-bearing liabilities.

Provision for Loan Losses.We charge to operations provisions for loan losses at a level required to reflect credit losses in the loan portfolio that are both probable and reasonable to estimate. Management, in determining the allowance for loan losses, considers the losses inherent in the loan portfolio and changes in the nature and volume of our loan activities, along with general economic and real estate market conditions.  We utilize a two-tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of our loan portfolio.  We establish a specific loan loss allowance for an impaired loan based on delinquency status, size of loan, discounted cash flows, type of collateral and/or appraisal of the underlying collateral and financial condition of the borrower.  We base general loan loss allowances upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management’s judgment.

There was a $379,000 provision for loan losses made during the year ended June 30, 2010 compared to $531,000 for the year ended June 30, 2009.  The total allowance however, increased to $2.6 million at June 30, 2010 from $2.2 million at June 30, 2009. This was due to an increase in the balance of loans classified as substandard or special mention but particularly because of one borrower who has become severely delinquent on multiple loans secured by residential rental properties located in Trenton, New Jersey. The allowance as a percentage of total loans was 1.13% at June 30, 2010 as compared to 0.98% at June 30, 2009 and as a percentage of non-performing loans was 181.91% at June 30, 2010 compared to 147.0% at June 30, 2009.

Other Income.Other income was $489,000 for the year ended June 30, 2010 compared to $269,000 for year ended June 30, 2009.  Traditionally, other income has not been a significant area of our operations as we have not in the past focused on fee generation in the past.  The increase was primarily due to realized gains on securities of $78,000, realized gains on real estate owned of $96,000 and $36,000 in gains on loans sold. We hold the bulk of our securities portfolio as held-to-maturity so gains or losses on the sales of securities generally have not been a large item in noninterest income.  We have no plans to seek fee income generation through the offering of complementary services or acquisition of fee-producing subsidiaries such as title insurance or third-party securities sales.

Other Expenses. Other expenses totaled $4.2 million for the year ended June 30, 2010, a very nominal increase of $37,000 from 2009. The Company experienced an increase in salaries and employee benefits  expense to $2.4 million for the year ended June 30, 2010 from $2.3 million for year ended June 30, 2009 as a result of normal salary increases, combined with the increased cost of maintaining benefits, and also a $60,000 profit sharing contribution that was approved by the Board. There was a nominal decrease of $40,000 in professional fees for period ending June 30, 2010. The FDIC expense also reduced to $215,000 at June 30, 2010 from $269,000 at June 30, 2009.  Deposit insurance expense for 2009, however, reflected a special assessment of 5 basis points on assets less Tier 1 capital at June 30, 2009, which amounted to $190,000 for the Bank. Without the special assessment expense, FDIC insurance expenses for 2009 would have been $79,000, resulting an increase of $136,000 for year ended June 30, 2010 as compared to the prior year for the same period.  The increase in FDIC expense was due to increase in charges for the period ending June 30, 2010.  The FDIC increased the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first calendar quarter of 2009 and set the rate between 12 and 16 basis points thereafter.  The FDIC has established a program under which it fully guarantees all non-interest bearing transaction accounts and senior unsecured debt of a bank or its holding company. Institutions that did not opt out of the program by December 5, 2008 will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000 and 75 basis points on the amount of debt issued. The Company and the Bank did not opt out of either part of the program. The FDIC required all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009.  For purposes of estimating the future assessments, each institution’s base assessment rate in effect on September 30, 2009 was used, increased by three basis points beginning in 2011, and the assessment base was increased at a 5% annual growth rate.  The prepaid assessment will be applied against actual quarterly assessments until exhausted.  Any funds remaining after June 30, 2013 will be returned to the institution. The other expense decreased to $615,000 from $715,000 for the periods ending June 30, 2010 and 2009, respectively mainly attributable to decrease in commission expense and full amortization of the Company’s low income housing investment.

Provision for Income Taxes.  The provision for income taxes was $1.7 million for the year ended June 30, 2010 compared to $1.3 million for the year ended June 30, 2009 reflecting higher pretaxable income for 2010. The effective tax rate was 33.1% and 33.2% for the years ended June 30, 2010 and 2009, respectively.

Average Balance Sheets.  The following table sets forth certain information for the years ended June 30, 2010 and 2009.  The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.  Average balances for fiscal year 2010 are derived from daily average balances while fiscal year 2009 is derived from month-end average balances.

	For the Year Ended June 30,
	2010			2009
	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Net loans receivable(1)	$228,239	$13,704	6.00%	$216,095	$13,424	6.21%
Securities(2)	59,165	2,243	3.79	58,794	2,864	4.87
Other interest-earning assets(3)	23,696	67	0.28	17,224	264	1.53
Total interest-earning assets	311,100	16,014	5.15	292,113	16,552	5.67
Noninterest-earning assets	4,688			4,450
Total assets	$315,788			$296,563
Interest-bearing liabilities:
NOW accounts	$14,447	50	0.35%	$13,240	110	0.83%
Money market accounts	41,612	427	1.03	38,456	745	1.94
Savings and club accounts	13,790	105	0.76	13,214	172	1.30
Certificates of deposit	101,453	2,533	2.50	94,687	3,304	3.49
Total deposits	171,302	3,115	1.82	159,597	4,331	2.71
Federal Home Loan Bank advances	89,583	3,723	4.16	85,385	3,812	4.46
Total interest-bearing liabilities	260,885	6,838	2.62	244,982	8,143	3.32
Noninterest-bearing demand accounts	1,660			1,496
Noninterest-bearing liabilities	4,394			4,539
Total liabilities	266,939			251,017
Stockholders’ equity	48,849			45,546
Total liabilities and stockholders’ equity	$315,788			$296,563
Net interest income		$9,176			$8,409
Interest rate spread(4)			2.53%			2.34%
Net interest margin (5)			2.95%			2.88%
Ratio of average interest-earning assets to average interest-bearing liabilities	119.25%			119.24%

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

	Year Ended June 30,			Year Ended June 30,
	2010 vs. 2009			2009 vs. 2008
	Increase (Decrease)			Increase (Decrease)
	Due to			Due to
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in thousands)
Interest and dividend income:
Loans	$742	$(462)	$280	$1,866	$(323)	$1,543
Securities	18	(639)	(621)	(74)	(275)	(349)
Other interest-earning assets	73	(270)	(197)	(91)	(463)	(554)
Total interest-earning assets	$833	$(1,371)	$(538)	$1,701	$(1,061)	$640

Interest expense:
NOW accounts	$9	$(69)	$(60)	$-	$(61)	$(61)
Money market accounts	57	(375)	(318)	16	(598)	(582)
Savings and club accounts	7	(74)	(67)	(18)	(147)	(165)
Certificates of deposit	222	(993)	(771)	42	(973)	(931)
Federal Home Loan Bank advances	179	(268)	(89)	727	(515)	212
Total interest-bearing liabilities	$474	$(1,779)	$(1,305)	$767	$(2,294)	$(1,527)

Change in net interest income	$359	$408	$767	$934	$1,233	$2,167

Management of Interest Rate Risk and Market Risk

Qualitative Analysis.Because the majority of our assets and liabilities are sensitive to changes in interest rates, a significant form of market risk for us is interest rate risk, or changes in interest rates.

We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings.  In general, the larger the spread, the more we earn.  When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate.  This can cause decreases in our spread and can adversely affect our income.

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

Quantitative Analysis.The following tables present William Penn Bank’s net portfolio value as of June 30, 2010.  The net portfolio values shown in these tables were calculated by the Office of Thrift Supervision, based on information provided by William Penn Bank.

Interest Rate Sensitivity of Net Portfolio Value (NPV)
		At June 30, 2010
		Net Portfolio Value (In Thousands)		Net Portfolio Value as % of Present Value of Assets
Changes in Rates		$ Amount	$ Change	% Change	Net Portfolio Value Ratio	Basis Point Change
-100	bp	56,563	(1,090)	(2)%	16.18%	-41	bp
- 50	bp	57,391	(262)	0%	16.44%	-15	bp
0	bp	57,653	-	-	16.59%	-
+50	bp	57,818	166	0%	16.75%	+15	bp
+100	bp	58,365	712	1%	16.98%	+39	bp
+200	bp	57,125	(527)	(1)%	16.88%	+29	bp
+300	bp	54,493	(3,160)	(5)%	16.41%	-19	bp

Risk Measure for a Given Rate Shock

	June 30, 2010	June 30, 2009
Pre-Shock NPV Ratio
NPV as % of PVA Assets	16.59%	15.60%
Post Shock NPV Ratio	16.18%	14.68%
Sensitivity Measure
Decline in NPV Ratio	41 bp	92 bp
TB 13a Level Risk	Minimal	Minimal

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

Notwithstanding the discussion above, the quantitative interest rate analysis presented above indicates that a rapid increase in interest rates would adversely affect our net portfolio value and earnings. A rapid decrease would also have an adverse effect.

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

The Asset and Liability Management Committee of the Board of Directors sets limits and controls to guide senior managements’ managing of our overall liquidity position and risk.  This Committee, along with senior management, is responsible for ensuring that our liquidity needs are being met on both a daily and long term basis.

Our approach to managing day-to-day liquidity is measured through our daily calculation of investable funds and/or borrowing needs to ensure adequate liquidity.  In addition, we constantly evaluate our short-term and long-term liquidity risk and strategy based on current market conditions, outside investment and/or borrowing opportunities, short and long-term economic trends, and anticipated short and long-term liquidity requirements.  The Bank’s loan and deposit rates may be adjusted as another means of managing short and long-term liquidity needs.  We do not at present participate in derivatives or other types of hedging instruments to control interest rate risk.

Regulatory Capital Compliance

Consistent with its goals to operate a sound and profitable financial organization, the Bank actively seeks to maintain its status as a well-capitalized institution in accordance with regulatory standards.  As of June 30, 2010, the Bank exceeded all applicable regulatory capital requirements and was well capitalized. See Note 14 to the consolidated financial statements for more information about the Bank’s regulatory capital compliance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance-sheet risk in the normal course of our business of investing in loans and securities as well as in the normal course of maintaining and improving William Penn Bank’s facilities.  These financial instruments include significant purchase commitments, such as commitments related to capital expenditure plans and commitments to purchase investment securities or mortgage-backed securities, and commitments to extend credit to meet the financing needs of our customers.  At June 30, 2010, we had no significant off-balance sheet commitments other than commitments to extend credit totaling $5.6 million and unfunded commitments under lines of credit totaling $13.5 million. Subsequent to year end, we entered into a contract for the construction of our new bank branch in the amount of $997,000.

A summary of the Company’s financial instruments with off-balance sheet risk is as follows: (in thousands)

	June 30,
	2010	2009

Commitments to extend credit	$5,633	$5,220
Unfunded commitments under lines of credit	13,451	14,964

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments.  We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.  Since a number of commitments typically expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For additional information regarding the Bank’s outstanding lending commitments at June 30, 2010, see Note 12 to the consolidated financial statements.

Contractual obligations

	Total	Less Than	1-3	4-5	Over 5
Contractual Obligations	Amount	1 Year	Years	Years	Years
	(In thousands)

Total time deposits	$105,023	$71,081	$17,852	$11,905	$4,185
Total borrowings	89,000	3,500	5,000	20,000	60,500
Total obligations	$194,023	$74,581	$22,852	$31,905	$64,685

In addition, as part of the reorganization and stock offering, the ESOP trust borrowed funds from William Penn Bancorp, Inc., and used those funds to purchase a number of shares equal to 8% of the common stock issued in the offering.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements or the Company has presented the necessary disclosures in the Note (15) herein.

In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption.  The Company is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position or results of operations.

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

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

As of June 30, 2010, based on management’s assessment, the Company’s internal control over financial reporting was effective.

/s/ Terry L. Sager	/s/ Charles Corcoran
Terry L. Sager	Charles Corcoran
Chief Executive Officer	Chief Financial Officer

Date: September 28, 2010	Date: September 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
William Penn Bancorp

We have audited the accompanying consolidated balance sheets of William Penn Bancorp, Inc. and subsidiary as of June 30, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of William Penn Bancorp, Inc. and subsidiary as of June 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management’s assertion about the effectiveness of William Penn Bancorp, Inc.’s internal control over financial reporting as of June 30, 2010, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting” and, accordingly, we do not express an opinion thereon.

Wexford, PA
September 28, 2010

William Penn Bancorp, Inc

Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
	June 30,
	2010	2009
ASSETS
Cash and due from banks	$725	$734
Interest bearing deposits with other banks	18,903	15,121
Total cash and cash equivalents	19,628	15,855
Interest bearing time deposits	779	2,524
Securities available for sale	16,447	10
Securities held to maturity, fair value of $48,689 and $59,603	48,014	59,015
Loans receivable, net of allowance for loan losses of
$2,645 and $2,180 respectively	230,367	219,939
Premises and equipment, net	2,208	1,953
Federal Home Loan Bank stock, at cost	4,974	4,932
Deferred income taxes	1,696	2,052
Real estate owned	233	206
Accrued interest receivable and other assets	2,023	1,748
TOTAL ASSETS	$326,369	$308,234

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits:
Non-interest bearing	$2,341	$2,916
Interest bearing	178,940	164,176
Total deposits	181,281	167,092
Advances from Federal Home Loan Bank	89,000	89,000
Advances from borrowers for taxes and insurance	2,107	2,157
Accrued interest payable and other liabilities	2,774	3,078
TOTAL LIABILITIES	275,162	261,327

Commitments and contingencies	-	-

STOCKHOLDERS' EQUITY
Preferred stock, no par value, 1,000,000 shares authorized;
no shares issued	-	-
Common Stock, $.10 par value, 49,000,000 shares authorized;
3,641,018 shares issued and outstanding	364	364
Additional paid-in capital	9,811	9,781
Unallocated common stock held by the
Employee Stock Ownership Plan ("ESOP")	(655)	(743)
Retained earnings	40,891	37,505
Accumulated other comprehensive income	796	-
TOTAL STOCKHOLDERS' EQUITY	51,207	46,907
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$326,369	$308,234
See accompanying notes to the audited consolidated financial statements

  William Penn Bancorp, Inc

Consolidated Statements of Income
(Dollars in thousands, except share and per share data)

	Year Ended June 30,
	2010	2009
INTEREST INCOME

Loans receivable, including fees	$13,704	$13,424
Taxable securities	2,232	2,863
Exempt from federal income tax	11	1
Other	67	264
Total Interest Income	16,014	16,552

INTEREST EXPENSE

Deposits	3,115	4,331
Borrowings	3,723	3,812
Total Interest Expense	6,838	8,143

Net Interest Income	9,176	8,409

Provision For Loan Losses	379	531
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	8,797	7,878

OTHER INCOME

Service fees	127	127
Realized gain on securities	78	-
Realized gain on sale of REO, net	96	-
Gain on sale of loans, net	36	2
Other	152	140
Total Other Income	489	269

OTHER EXPENSES

Salaries and employee benefits	2,449	2,268
Occupancy and equipment	680	630
Professional fees	265	305
FDIC premium	215	269
Other	615	715
Total Other Expenses	4,224	4,187

Income Before Income Taxes	5,062	3,960

Income Tax Expenses	1,676	1,317
NET INCOME	$3,386	$2,643

Basic and diluted earnings per share (Note 3)	$0.95	$0.74
See accompanying notes to the audited consolidated financial statements

 William Penn Bancorp, Inc

Consolidated Statements of Changes in Stockholders' Equity
(Dollar amounts in thousands, except share and per share data)
				Unallocated		Accumulated
	Common Stock		Additional	Common		Other	Total
	Number		Paid-in	Stock Held	Retained	Comprehensive	Stockholders'	Comprehensive
	of Shares	Amount	Capital	by the ESOP	Earnings	Income	Equity	Income

Balance- June 30, 2008	3,641,018	$364	$9,751	$(830)	$34,862	$-	$44,147

Net income					2,643		2,643	$2,643

Allocation of ESOP Stock (8,738 shares)			30	87			117

Balance- June 30, 2009	3,641,018	364	9,781	(743)	37,505	-	46,907

Net income					3,386		3,386	$3,386
Unrealized holding gains
on available-for-sale securities, net of taxes of $410						796	796	796
Comprehensive Income								$4,182

Allocation of ESOP Stock (8,738 shares)			30	88			118
Balance- June 30, 2010	3,641,018	$364	$9,811	$(655)	$40,891	$796	$51,207

   See accompanying notes to the audited consolidated financial statements

  William Penn Bancorp, Inc

Consolidated Statements of Cash Flows
(Dollars in thousands)	Year ended June 30,
	2010	2009
Cash Flows from Operating Activities
Net income	$3,386	$2,643
Adjustments to reconcile net income to net cash provided by
operating activities:
Provision for loan losses	379	531
Provision for depreciation	184	150
Net amortization (accretion) of securities premiums and discounts	318	(13)
Compensation expense on ESOP	118	117
Deferred income taxes	(54)	58
Origination of loans for sale	(3,184)	(3,680)
Proceeds from sale of loans	3,220	3,682
Gain on sale of loans	(36)	(2)
Realized gain on securities	(78)	-
Gain on sale of REO, net	(96)	-
Increase in accrued interest receivable and other assets	(349)	(2)
(Decrease) increase in accrued interest payable and other liabilities	(304)	267
Net Cash Provided by Operating Activities	3,504	3,751
Cash Flows from Investing Activities
Securities available for sale:
Purchases	(6,876)	(6)
Maturities, calls and principal paydowns	4,231
Proceeds from sale of securities	638	-
Securities held to maturity:
Purchases	(46,467)	(32,906)
Maturities, calls and principal paydowns	44,005	36,917
Net increase in loans receivable	(418)	(23,650)
Purchase of loans	(10,600)	-
Interest bearing time deposits:
Purchases	(809)	(647)
Maturities & principal paydowns	2,554	3,260
Federal Home Loan Bank Stock:
Purchases	(42)	(955)
Redemption	-	81
Proceeds from sale of REO	353	-
Purchases of premises and equipment	(439)	(298)
Net Cash Used for Investing Activities	(13,870)	(18,204)
Cash Flows from Financing Activities
Net increase in deposits	14,189	5,998
Proceeds from advances from Federal Home Loan Bank	19,500	17,000
Repayment of advances from Federal Home Loan Bank	(19,500)	-
(Decrease) increase in advances from borrowers for taxes and
insurance	(50)	76
Net Cash Provided by Financing Activities	14,139	23,074
Net Increase in Cash and Cash Equivalents	3,773	8,622
Cash and Cash Equivalents-Beginning	15,855	7,233
Cash and Cash Equivalents-Ending	$19,628	$15,855
Supplementary Cash Flows Information
Interest paid	$6,858	$8,103
Income taxes paid	$1,525	$1,650
See accompanying notes to the audited consolidated financial statements.

William Penn Bancorp, Inc

Notes to the Consolidated Financial Statements

Note 1-Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of William Penn Bancorp, Inc. (the “Company”), and its wholly owned subsidiary, William Penn Bank, FSB (the “Bank”), and the Bank’s wholly owned subsidiary, WPSLA Investment Corporation. The primary purpose of the Company is to act as the holding company for the Bank. The Company is subject to regulation and supervision by the Office of Thrift Supervision (the “OTS”). William Penn Bank, FSB (the Bank) is a federally chartered mutual savings bank. The Bank's primary business consists of the taking of deposits and granting of mortgage loans to the customers generally in the Bucks County, Pennsylvania area.  The Bank is supervised and regulated by the OTS. The investment in subsidiary on the parent company’s financial statements is carried at the parent company’s equity in the underlying net assets.

WPSLA Investment Corporation was incorporated under Delaware law in 2000 to hold investment securities for the Bank.  At June 30, 2010, this subsidiary held $32.0 million of the Bank’s $64.5 million securities portfolio. All intercompany transactions and balances have been eliminated in consolidation.

Note 2- Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The most significant estimates relate to the determination of the allowance for loan losses fair value of available for sale investment securities and the evaluation of other-than-temporary impairment of investment securities.

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

Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect.  Realized gains or losses, determined on the basis of the cost of the specific

William Penn Bancorp, Inc

Note 2- Summary of Significant Accounting Policies (Continued)

Securities (Continued)

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

William Penn Bancorp, Inc

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

William Penn Bancorp, Inc

Note 2- Summary of Significant Accounting Policies (Continued)

Premises and Equipment
Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Depreciation is computed on a straight-line basis over the following estimated useful lives of the related assets:

Years
Office buildings and improvements	5 – 33
Furniture, fixtures, and equipment	5 – 10
Automobiles	4

Advertising Costs
The Company follows the policy of charging the costs of advertising to expense as incurred.  Advertising expense for the years ended June 30, 2010 and 2009 was $44,000 and $36,000, respectively.

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

Off-Balance Sheet Financial Instruments
Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the stockholder’s equity section of the consolidated balance sheets, such items, along with the net income, are components of comprehensive income.

William Penn Bancorp, Inc

Note 2- Summary of Significant Accounting Policies (Continued)

The components of other comprehensive income and related tax effects are as follows (in thousands):
	Years Ended June 30,
	2010	2009
	(in thousands)
Unrealized holding gains on
available for sale securities	$1,284	$-
Reclassification adjustment for
gains included in net income	(78)	-
Net Unrealized Gains	1,206	-
Income tax effect	410	-
Net of Tax Amount	$796	$-

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

New Accounting standards

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, require new disclosures, and includes conforming amendments to guidance on employers’ disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements or the Company has presented the necessary disclosure in the note 15 herein.

In July 2010, FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The amendments in ASU 2010-20 encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However,

William Penn Bancorp, Inc
Note 2- Summary of Significant Accounting Policies (Continued)

New Accounting standards (Continued)

an entity should provide comparative disclosures for those reporting periods ending after initial adoption.  The Company is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position or results of operations.

Note 3 - Earnings Per Share

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, the net income of $3,386,000 and $2,643,000 for the year ended June 30, 2010 and 2009 respectively, will be used as the numerator.

The following table sets for the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	June 30,
	2010	2009

Weighted-average common shares outstanding	3,641,018	3,641,018

Average unearned ESOP shares	(69,585)	(78,324)

Weighted-average common shares and common stock
equivalents used to calculate basic and diluted earnings per share	3,571,433	3,562,694

Net Income	$3,386,000	$2,643,000

Basic and diluted earnings per share	$0.95	$0.74

Note 4 – Investment in Interest-Bearing Time Deposits

The interest-bearing time deposits by contractual maturity are shown below (in thousands):

	June 30,
	2010	2009
Due in one year or less	$530	$2,130
Due after one year through five years	249	394
	$779	$2,524

William Penn Bancorp, Inc

Note 5 – Securities

The amortized cost and approximate fair value of securities are summarized as follows (in thousands):

	June 30, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available For Sale:
Mutual funds	$13	$-	$-	$13
Private label collateralized mortgage obligations	15,228	1,263	(57)	16,434
Total available for sale	$15,241	$1,263	$(57)	$16,447

Held to Maturity:
U.S. Government corporations
and agencies securities	$37,971	$387	$(3)	$38,355
Mortgage-backed securities	4,977	210	-	5,187
U.S. agency collateralized mortgage obligations	4,767	75	-	4,842
Municipal Bonds	299	6	-	305
Total held to maturity	$48,014	$678	$(3)	$48,689

	June 30, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available For Sale:
Mutual Funds	$10	$-	$-	$10
Total available for sale	$10	$-	$-	$10

Held to Maturity:
U.S. Government corporations
and agencies securities	$32,371	$669	$(82)	$32,958
Mortgage-backed securities	6,908	220	-	7,128
Collateralized mortgage obligations:
U.S. agency	5,828	95	(1)	5,922
Private label	13,408	176	(490)	13,094
Corporate Bonds	201	1	-	202
Municipal Bonds	299	-	-	299
Total held to maturity	$59,015	$1,161	$(573)	$59,603

William Penn Bancorp, Inc

Note 5 – Securities (Continued)

The amortized cost and fair value of securities, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because the securities may be called or prepaid with or without penalties (in thousands).

	June 30, 2010
	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$-	$-	$2,000	$2,026
Due after one year through five years	-	-	14,000	14,008
Due after five years through ten years	-	-	15,350	15,505
Due after ten years	-	-	6,920	7,121
Mortgage-backed securities	-	-	4,977	5,187
Collateralized mortgage obligations
Private label	15,228	16,434	-	-
U.S. agency	-	-	4,767	4,842
	$15,228	$16,434	$48,014	$48,689

As of June 30, 2010, the Company recognized proceeds from sale of investment securities classified as available for sale and related gross gains of $638,000 and $71,000, respectively. The Company also recognized proceeds from called investments classified as held to maturity and related gross gains of $112,000 and $7,000 respectively. In 2009, the Company did not have any sales of investment securities available for sale and did not experience any gross realized gains and losses.

An important change to note in our assets as of June 30, 2010 is the significant increase in securities available-for-sale. We have always been a “buy-and-hold” investor. Our Board of Directors decided to have all of our Private Label CMO’s reclassified as available-for-sale. This was done to facilitate monitoring our financial statements and to provide management with greater on balance sheet liquidity. The amortized cost and fair value on these transferred securities was $13,151,000 and $12,968,000, respectively.

William Penn Bancorp, Inc

Note 5 – Securities (Continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	June 30, 2010
	Less than 12 Months		12 Months or More		Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Available For Sale:
Private labeled collateralized
mortgage obligations	$1,517	$(37)	$552	$(20)	$2,069	$(57)
	1,517	(37)	552	(20)	2,069	(57)

Held to Maturity:
U.S. Government corporations
and agencies securities	3,997	(3)	-	-	3,997	(3)
	3,997	(3)	-	-	3,997	(3)
Total Temporarily
Impaired securities	$5,514	$(40)	$552	$(20)	$6,066	$(60)

	June 30, 2009
	Less than 12 Months		12 Months or More		Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Held to Maturity:
U.S. Government corporations
and agencies securities	$7,309	$(82)	$-	$-	$7,309	$(82)
Collateralized mortgage obligations:
U.S. agency	132	(1)	-	-	132	(1)
Private label	6,563	(312)	2,503	(178)	9,066	(490)
Total Temporarily
Impaired securities	$14,004	$(395)	$2,503	$(178)	$16,507	$(573)

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

There are 7 securities that are in loss position at June 30, 2010, including 4 investments in private-label collateralized mortgage obligations.  Based on its analysis, management has concluded that the securities portfolio has experienced unrealized losses and a decrease in fair value due to interest rate volatility, illiquidity in the marketplace, and credit deterioration in the U.S. mortgage markets. However, the decline is considered temporary, and the Company does not intend to sell these securities nor is it more likely than not the Company would be required to sell the security before its anticipated recovery.

William Penn Bancorp, Inc

Note 6 – Loans Receivable

The composition of net loans receivable is as follows (in thousands):

	June 30,
	2010		2009
	Amount	Percent	Amount	Percent
Mortgage loans on real estate:
Residential 1-4 family	$145,231	61.25%	$142,499	62.36%
Residential multi-family (five or more)	10,068	4.25	10,268	4.49
Commercial-non-residential	44,209	18.65	35,366	15.48
Construction	5,580	2.35	14,205	6.22
Land	4,600	1.94	3,999	1.75
Home equity and second mortgages	5,835	2.46	7,276	3.18
Equity lines of credit	18,676	7.88	12,142	5.31
Total Mortgage Loans on Real Estate	234,199		225,755

Consumer Loans	2,352	0.99	2,347	1.03
Loans on savings accounts	549	0.23	420	0.18
Total Loans	237,100	100.00%	228,522	100.00%

Loans in process	(3,357)		(5,562)
Unearned loan origination fees	(731)		(841)
Allowance for loan losses	(2,645)		(2,180)
Net Loans	$230,367		$219,939

At June 30, 2010 and 2009, we had approximately $69.4 million and $65.7 million of loans on non-owner-occupied, one-to-four-family residences (“investor loans”), representing approximately 29.3% and 28.7% of total loans. This $69.4 million of one- to four-family investor loans at June 30, 2010 includes $65.4 million of first mortgages; $725,000 of second mortgages; and $3.3 million of construction loans. The $65.7 million of one- to four-family investor loans at June 30, 2009 includes $61.1 million of first mortgages; $734,000 of second mortgages; and $3.8 million of construction loans

The following is a summary of the allowance for loan losses (in thousands):

	Year ended June 30,
	2010	2009
Balance, beginning	$2,180	$1,910
Provision for loan losses	379	531
Charge-offs	(24)	(261)
Recoveries	110	-
Balance, ending	$2,645	$2,180

William Penn Bancorp, Inc

Note 6 – Loans Receivable (Continued)

The following is a summary of information pertaining to impaired and non-accrual loans (in thousands):

	June 30,
	2010	2009
Impaired loans without a valuation of allowance	$3,824	$1,713
Impaired loans with a valuation allowance	3,977	4,155
Total Impaired Loans	$7,801	$5,868

Valuation allowance related to impaired loans	$983	$561
Total non-accrual loans	1,999	1,483
Total loans past due ninety days or more and still
accruing	-	-

	Year ended June 30,
	2010	2009
Average investment in impaired loans	$6,980	$4,172
Interest income recognized on impaired
loans	482	403
Interest income recognized on cash
basis on impaired loans	482	403

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The total amount of loans serviced for the benefit of others was approximately $7,462,000 and $5,305,000 at June 30, 2010 and 2009, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing are included in advances from borrowers for taxes and insurance.

In ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates.  Activity consisted of the following (in thousands):

	June 30,
	2010	2009
Beginning Balance	$1,756	$1,669
New loans	100	233
Repayments	(599)	(146)
Ending balance	$1,257	$1,756

William Penn Bancorp, Inc

Note 7 – Premises and Equipment

The components of premises and equipment are as follows (in thousands):

	June 30,
	2010	2009
Land	$822	$822
Office buildings and improvements	2,491	2,163
Furniture, fixtures and equipment	157	93
Automobiles	26	27
	3,496	3,105

Accumulated depreciation	(1,288)	(1,152)
	$2,208	$1,953

Depreciation expenses amounted to $184,000 and $150,000 for the years ended June 30, 2010 and 2009, respectively.

Note 8 – Deposits

Deposits and their respective weighted-average interest rate consist of the following major classifications (dollars in thousands):

	June 30,
	2010		2009
	Weighted		Weighted
	Average		Average
	Interest		Interest
	Rate	Amount	Rate	Amount
Non-interest bearing demand
accounts	0%	$2,341	0%	$2,916
NOW accounts	0.22	15,584	0.39	14,490
Money market accounts	0.80	43,896	1.15	40,273
Savings and club accounts	0.45	14,437	0.84	13,540
Certificates of deposit	2.21	105,023	3.00	95,873

	1.53%	$181,281	2.11%	$167,092

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $42,398,000 and $35,897,000 at June 30, 2010 and 2009, respectively.  Generally, deposits in excess of $250,000 are not insured by Federal Deposit Insurance Corporation.

The scheduled maturities of certificates of deposit are as follows (in thousands):

Fiscal year ending June 30:	2010
2011	$71,081
2012	13,669
2013	4,183
2014	5,213
2015	6,692
Thereafter	4,185
$105,023

William Penn Bancorp, Inc

Note 8 – Deposits (Continued)

A summary of interest expense on deposits is as follows (in thousands):
	Years Ended June 30,
	2010	2009
NOW	$50	$110
Money market	427	745
Savings and club	105	172
Certificates of deposit	2,533	3,304
	$3,115	$4,331

At June 30, 2010 and 2009, deposits from principal officers and directors and their affiliates were approximately $539,000 and $457,000, respectively.

Note 9 – Advances From Federal Home Loan Bank

The Bank has a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $139,047,000 at June 30, 2010 of which $89,000,000 was outstanding at June 30, 2010.  Advances are secured by qualifying assets of the Bank, which include the Federal Home Loan Bank stock and mortgage loans.

Advances from the Federal Home Loan Bank consist of the following (dollars in thousands):

			June 30,
Maturity Date	Interest rate (%)		2010	2009

August 12, 2009	3.12	Fixed	$-	$2,000
September 17, 2009	5.84	Fixed	-	5,500
February 18, 2010	5.91	Convertible	-	4,000
March 17, 2010	6.05	Convertible	-	4,000
April 21, 2010	5.86	Convertible	-	4,000
July 12, 2010	6.54	Fixed	3,500	3,500
September 23, 2011	4.34	Fixed	5,000	5,000
December 9, 2013	4.22	Fixed	10,000	10,000
December 23, 2013	3.19	Fixed	5,000	5,000
June 29, 2015	4.04	Convertible	5,000	5,000
September 9, 2015	4.13	Convertible	5,000	5,000
December 5, 2016	4.49	Convertible	5,000	5,000
December 7, 2017	3.17	Convertible	5,000	5,000
December 7, 2017	3.81	Convertible	15,000	15,000
August 20, 2018	3.65	Convertible	5,000	5,000
September 17, 2019	3.195	Convertible	5,500	-
May 8, 2023	3.59	Convertible	6,000	6,000
October 15, 2024	2.87	Convertible	5,000	-
February 18, 2025	3.02	Convertible	4,000	-
April 28, 2025	2.88	Convertible	5,000	-

			$89,000	$89,000

On the convertible rate notes, the Federal Home Loan Bank has the option to convert the notes at rates ranging from 0.01% to 0.23% above the three-month LIBOR on a quarterly basis upon the arrival of specified conversion dates or the occurrence of specific events.  Accordingly,

William Penn Bancorp, Inc

Note 9 – Advances From Federal Home Loan Bank (Continued)

contractual maturities above may differ from expected maturities. Should the Federal Home Loan Bank convert these advances, the Bank has the option of accepting the variable rate or repaying the advances without penalty.

Maturities of long-term debt at June 30, 2010 are as follows (in thousands):

Fiscal year ending June 30:	2010
2011	$3,500
2012	5,000
2013	-
2014	15,000
2015	5,000
Thereafter	60,500
$89,000

Note 10 – Income Taxes

The components of income tax expense are as follows (in thousands):
	Year ended June 30,
	2010	2009
Federal:
Current	$1,730	$1,259
Deferred	(54)	58
	1,676	1,317
State, current	-	-
	$1,676	$1,317

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the consolidated statements of income is as follows (dollars in thousands):

	Year ended June 30,
	2010		2009
		% of		% of
		Pretax		Pretax
	Amount	Income	Amount	Income
Federal income tax at statutory rate	$1,721	34.0%	$1,347	34.0%
State tax, net of federal benefit
Low income housing tax credit	(39)	(0.8)	(39)	(1.0)
Other	(6)	(0.1)	9	0.3
	$1,676	33.1%	$1,317	33.3%

William Penn Bancorp, Inc

Note 10 – Income Taxes (Continued)

Items that gave rise to significant portions of deferred tax assets and liabilities are as follows:

	June 30,
	2010	2009
Deferred tax assets:
Loan origination fees	$249	$286
Allowance for loan losses	949	781
Deferred director's fees	538	541
Deferred compensation	179	167
Premises and equipment	80	70
ESOP	15	15
Charitable contribution	-	103
Other	96	89
	2,106	2,052
Deferred tax liabilities
Net unrealized gain on securities	(410)	-

Net Deferred Tax Asset	$1,696	$2,052

Under the Internal Revenue Code, the Company is generally allowed a deduction for charitable contributions within a taxable year of 10% of its consolidated taxable income (with certain modifications). Any charitable contributions over the allowable amount will be deductible over each of the five succeeding taxable years, subject to the 10% of modified taxable income limitation.  At June 30, 2010, the Company was able to deduct the remaining charitable contribution balance that had been carried forward from April 2008 at the time of conversion to a mutual holding company.

U.S. generally accepted accounting principles prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.  Accounting literature also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest, and penalties.  In accordance with U.S. generally accepted accounting principles, interest or penalties incurred for income taxes will be recorded as a component of other expenses.  There are no material uncertain tax positions at June 30, 2010 or 2009.

Retained earnings included $2,800,000 at June 30, 2010, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended.  The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts.  Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves.  However,

William Penn Bancorp, Inc

Note 10 – Income Taxes (Continued)

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

Note 11 – Employee and Director Benefit Plans

401(K) Plan

The Bank has a savings plan qualified under Section 401(k) of the Internal Revenue Code which covers substantially all of its employees.  Employees can contribute up to 50% of gross pay, and the Bank matches 25% of such contributions up to 12%.  Savings plan expense charged to operations amounted to $39,000 and $34,000 for the years ended June 30, 2010 and 2009, respectively. For the year ended June 30, 2010, the Board of Directors also approved a $60,000 profit sharing contribution for the benefit of employees. No such contribution was made for the year ended June 30, 2009.

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

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP in the Consolidated Balance Sheets. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expenses of $118,000 and $117,000 for the years ended June 30, 2010 and 2009, respectively.

William Penn Bancorp, Inc

Note 11 – Employee and Director Benefit Plans (Continued)

Employee Stock Ownership Plan (“ESOP”) (Continued)

	June 30,
	2010	2009

Shares committed to be released	4,369	4,369

Shares released for allocation	17,477	8,738

Unreleased Shares	65,538	74,277

Total ESOP shares	87,384	87,384

Fair Value of unreleased shares (in thousands)	$885	$1,003

Directors Retirement Plan

The Bank has a retirement plan for the directors of the Bank, who are not full-time employees.  Upon retirement, a director who agrees to serve as a consulting director to the Bank will receive a monthly benefit amount for a period of up to 120 months. The expense included in the consolidated statements of income for these benefits was $44,000 and $58,000 for the years ended June 30, 2010 and 2009, respectively. At June 30, 2010 and 2009, approximately $528,000 and $491,000 respectively, had been accrued under this plan.

Director Deferred Compensation Plan

The Bank has deferred compensation plans for certain directors of the Bank whereby they can elect to defer their directors’ fees.  Under the plans’ provisions, benefits which accrue at the Bank’s highest certificate of deposit rate will be payable upon retirement, death, or permanent disability. At June 30, 2010 and 2009, approximately $1,582,000 and $1,590,000, respectively, had been accrued. Interest expense included in the consolidated statements of income for these benefits was $57,000 and $67,000 for the years ended June 30, 2010 and 2009, respectively.

Note 12 – Financial Instruments with Off-Balance Sheet Risk

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

William Penn Bancorp, Inc

Note 12 – Financial Instruments with Off-Balance Sheet Risk (Continued)

A summary of the Company’s financial instruments with off-balance sheet risk is as follows (in thousands):

	June 30,
	2010	2009

Commitments to extend credit	$5,633	$5,220
Unfunded commitments under lines of credit	13,451	14,964

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

Included in the above commitments to extend credit at June 30, 2010 were fixed rate commitments to grant loans of approximately $3,775,000 which had interest rates that range from 4.00% to 6.625%.

Note 13 – Concentration of Credit Risk

The Company grants loans to customers primarily located in Bucks County, Pennsylvania.  The concentration of credit by type of loan is set forth in Note 6.  Although the Company has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Note 14 - Regulatory Restrictions

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

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.  Under capital adequacy guidelines  and  the  regulatory  framework  for  prompt  corrective  action,  the  Bank  must  meet

William Penn Bancorp, Inc

Note 14 - Regulatory Restrictions (Continued)

Regulatory Capital Requirements (Continued)

specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of total capital (as defined) to risk-weighted assets (as defined).

Management believes, as of June 30, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2010, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum core, Tier I risk-based and total risk-based ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts and ratios are also presented below (in thousands):

					To be Well Capitalized
					under Prompt
			For Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2010:
Total risk-based capital	$47,558	24.6%	$>15,476	>8.0%	$>19,345	>10.0%%
Core capital (to risk-weighted assets)	46,195	23.9	N/A	N/A	>11,607	>6.0
Core capital (to adjusted total assets)	46,195	14.2	>13,022	>4.0	>16,277	>5.0
Tangible capital (to adjusted total assets):	46,195	14.2	>4,883	>1.5	N/A	N/A

As of June 30, 2009:
Total risk-based capital	$44,690	24.6%	$>14,561	>8.0%	$>18,201	>10.0%%
Core capital (to risk-weighted assets)	42,789	23.5	N/A	N/A	>10,921	>6.0
Core capital (to adjusted total assets)	42,789	13.9	>12,320	>4.0	>15,400	>5.0
Tangible capital (to adjusted total assets):	42,789	13.9	>4,620	>1.5	N/A	N/A

William Penn Bancorp, Inc

Note 14 - Regulatory Restrictions (Continued)

Regulatory Capital Requirements (Continued)

The following table presents a reconciliation of the Bank’s equity as determined using accounting principles generally accepted in the United States of America (GAAP) and its regulatory capital amounts (in thousands):

	June 30,
	2010	2009

Bank GAAP Equity	$46,991	$42,789
Accumulated other comprehensive income	(796)	-
Tangible Capital, Core Capital and Tier 1
Risk-Based Capital	46,195	42,789
Allowance for loan losses (excluding specific reserves
of $983 and $561 for 2010 and 2009, respectively)	1,662	2,180
Equity investments and other assets required to be
deducted	(299)	(279)
Total Risk-Based Capital	$47,558	$44,690

Note 15 – Fair Value of Financial Instruments

The Company presents enhanced disclosures about assets and liabilities carried at fair value. U.S. generally accepted accounting standards establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels of hierarchy are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.
Level II:
Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:
Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

William Penn Bancorp, Inc

Note 15 – Fair Value of Financial Instruments (Continued)

The following table presents the assets reported on the consolidated balance sheets at their fair value as of June 30, 2010 and 2009, by level within the fair value hierarchy (in thousands).  Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	June 30, 2010
	Level I	Level II	Level III	Total
Assets:
Investments available-for-sale
Mutual funds	$13	$-	$-	$13
Private labled collateralized
mortgage obligations	-	16,434	-	16,434
	$13	$16,434	$-	$16,447

	June 30, 2009
	Level I	Level II	Level III	Total
Assets:
Investments available-for-sale
Mutual funds	$10	$-	$-	$10

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

Impaired loans are generally measured for impairment using the fair value of the collateral supporting the loan. Evaluating impaired loan collateral is based on level 2 inputs utilizing outside appraisals adjusted by management for sales costs and other assumptions regarding market conditions to arrive at fair value. At June 30, 2010, impaired loans with a carrying value of $7,801,000 were reduced by specific valuation allowance totaling $983,000 resulting in a net fair value of $6,818,000, based on Level 2 inputs. At June 30, 2009, impaired loans with a carrying value of $5,868,000 were reduced by specific valuation allowance totaling $561,000 resulting in a net fair value of $5,307,000, based on level 2 inputs.

Other real estate owned (OREO) is measured at fair value, based on appraisals less cost to sell at the date of foreclosure.  Valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less cost to sell.  Income and expenses from operations and changes in valuation allowance are included in the net expenses from OREO.

William Penn Bancorp, Inc

Note 15 – Fair Value of Financial Instruments (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis (Continued)

Assets measured at fair value on a non-recurring basis are summarized (in thousands):

	June 30, 2010
	Level I	Level II	Level III	Total
Assets:
Impaired loans	$-	$6,818	$-	$6,818
Other real estate owned	-	233	-	233
	$-	$7,051	$-	$7,051

	June 30, 2009
	Level I	Level II	Level III	Total
Assets:
Impaired loans	$-	$5,307	$-	$5,307
Other real estate owned	-	206	-	206
	$-	$5,513	$-	$5,513

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

William Penn Bancorp, Inc

Note 15 – Fair Value of Financial Instruments (Continued)

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

William Penn Bancorp, Inc

Note 15 – Fair Value of Financial Instruments (Continued)

Off-Balance Sheet Financial Instruments
Fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	June 30, 2010		June 30, 2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets:
Cash and amounts due from
banks	$19,628	$19,628	$15,855	$15,855
Interest-bearing time deposits	779	779	2,524	2,524
Securities available for sale	16,447	16,447	10	10
Securities held to maturity	48,014	48,689	59,015	59,603
Loans receivable, net	230,367	244,808	219,939	227,856
Federal Home Loan Bank stock	4,974	4,974	4,932	4,932
Accrued Interest receivable:
Loans receivable	1,075	1,075	1,022	1,022
Investment securities	184	184	410	410
Mortgage-backed securities	82	82	94	94

Financial liabilities:
Non-interest bearing demand
deposits	2,341	2,341	2,916	2,916
NOW accounts	15,584	15,584	14,490	14,490
Money market accounts	43,896	43,896	40,273	40,273
Savings and club accounts	14,437	14,437	13,540	13,540
Certificates of deposit	105,023	108,082	95,873	98,451
Advances from Federal Home
Loan Bank	89,000	96,401	89,000	93,775
Accrued interest payable	321	321	342	342

Off-balance sheet financial
instruments	-	-	-	-

Note 16 – Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

Note 17 – Subsequent Events

Subsequent to year end, we entered into a contract for the construction of a new bank branch in the amount of $997,000.

William Penn Bancorp, Inc

Note 18 – Financial Statements - Parent only

CONDENSED BALANCE SHEET
	June 30,
	2010	2009
ASSETS	(dollars in thousands)

Cash	$3,869	$3,779
Investment in subsidiary	46,991	42,789
Deferred income taxes	-	103
Other assets	362	247

TOTAL ASSETS	$51,222	$46,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Other liabilities	$15	$11
Stockholders' Equity	51,207	46,907

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$51,222	$46,918

CONDENSED STATEMENT OF INCOME
	June 30,
	2010	2009
	(dollars in thousands)
INCOME

Interest Income	$86	$125
	86	125
EXPENSE

Other	118	122
Total Other Expenses	118	122

Income (Loss) Before Income Tax Expense (Benefit)	(32)	3

Income Tax (Benefit) Expense	(11)	1
Income (Loss) before equity in undistributed net earnings of subsidiary	(21)	2
Equity in undistributed net earnings of subsidiary	3,407	2,641
NET INCOME	$3,386	$2,643

William Penn Bancorp, Inc

Note 18 – Financial Statements - Parent only (Continued)

Condensed Statements of Cash Flows

	June 30,
	2010	2009
	(dollars in thousands)
Cash Flows from Operating Activities
Net Income	$3,386	$2,643
Adjustments to reconcile net income to net cash provided by
operating activities:
Equity in undistributed net earnings of subsidiary	(3,406)	(2,641)
Deferred income taxes	103	173
Decrease (increase) in accrued interest receivable and other assets	4	(42)
Increase (decrease) in other liabilities	3	(4)
Net Cash Provided by Operating Activities	90	129

Net Increase in Cash and Cash
Equivalents	90	129
Cash and Cash Equivalents-Beginning	3,779	3,650
Cash and Cash Equivalents-Ending	$3,869	$3,779

WILLIAM PENN BANCORP, INC.
8150 Route 13
Levittown, Pennsylvania  74056-5215
(215) 945-1200

Board of Directors
William J. Feeney, Chairman Retired Police Chief, Richboro, Pennsylvania
Terry L. Sager President and Chief Executive Officer William Penn Bank, FSB	Charles Corcoran Executive Vice President and CFO William Penn Bank, FSB
Craig Burton Partner Burton & Browse LLP, CPAs	Glenn Davis Retired, Former Owner and President Davis Pontiac, Inc.
William B.K. Parry, Jr. William B. Parry & Son, Ltd. Insurance Agency

Executive Officers
Terry L. Sager, President and CEO
Charles Corcoran, Executive Vice President and CFO
James D. Douglas, Vice President
Aswini Hiremath, Chief Accounting Officer

Special Counsel	Independent Auditors	Transfer Agent and Registrar
Malizia Spidi & Fisch, PC 1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037	S.R. Snodgrass, A.C. 2100 Corporate Drive Suite 400 Wexford, PA 15090	Registrar & Transfer Company 10 Commerce Drive Cranford, NJ 07016 (800) 368-5948